Exhibit 99.1

THOMSON REUTERS

DEFERRED COMPENSATION PLAN

(Amended through January 1, 2020)

THOMSON REUTERS

DEFERRED COMPENSATION PLAN

(Pre-2005 Component)

(Adopted effective as of January 1, 2005)

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(continued)

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20.13	Incompetent	25
20.14	Court Order	25
20.15	Distribution in the Event of Taxation	25
20.16	Insurance	26
20.17	Legal Fees to Enforce Rights after Change in Control	26

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THOMSON REUTERS

DEFERRED COMPENSATION PLAN

Purpose

This Deferred Compensation Plan has been adopted by Thomson Reuters Corporation in order to provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters Holdings Inc. (a Delaware corporation), its parent corporations, and any affiliate or subsidiary of Thomson Reuters Holdings, Inc. or its parent corporations. This plan was amended effective as of September 10, 2009 solely to reflect the unification of Thomson Reuters dual listed company structure. Notwithstanding anything herein to the contrary, deferrals and contributions under the Plan shall cease as of December 31, 2004 and the terms and conditions set forth in the Plan as of such date shall govern distribution of Plan benefits attributable to deferrals and contributions, to the extent vested, as of December 31, 2004.

ARTICLE 1

Definitions

Unless otherwise clearly apparent from the context, the following phrases and terms shall have the meanings indicated:

1.1 “Account” shall mean, with respect to a Participant, any or all of a Participant’s Deferral Account, Matching Share Unit Account, Share Unit Account or Discretionary Contributions Account.

1.2 “Annual Bonus” shall mean for any Plan Year any compensation, other than Base Salary and Long-Term Bonus, relating to services performed during such Plan Year, whether or not paid or included on the Federal income tax Form W-2 for such Plan Year, payable to a Participant as an Employee under any Employer’s annual bonus or incentive plans.

1.3 “Annual Deferral Amount” shall mean for any Plan Year the portion of a Participant’s Base Salary, Annual Bonus, Long-Term Bonus, bonus attributable to Deferred Cash Bonus Units, and Stock compensation attributable to the exercise of Options that is deferred pursuant to Article 3. In the event of a Participant’s Retirement, Disability (if deferrals cease pursuant to Section 11.1), death or Termination of Employment prior to the end of a Plan Year, such year’s Annual Deferral Amount shall be the actual amount withheld prior to such event.

1.4 “Base Salary” shall mean for any Plan Year the annual cash compensation relating to services performed during such Plan Year, whether or not paid or included, if appropriate, on the Federal income tax Form W-2 for such Plan Year, including severance payments to the extent that the Participant’s continued receipt of such payments is contingent upon his complying with noncompete, nonsolicitation and/or nondisclosure restrictions, but excluding bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards, director’s fees and other fees, and automobile and

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other allowances paid to a Participant for employment services rendered (whether or not such allowances are included in the Participant’s gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Participant pursuant to all qualified and non-qualified plans of any Employer (including amounts not otherwise included in gross income under Code Sections 125, 132(f)(4), 402(c)(3), 402(h), or 403(b)); provided, however, that all such amounts will be included in compensation only to the extent that, had there been no such plan, the amount would have been payable in cash to the Participant.

1.5 “Beneficiary” shall mean one or more persons, trusts, estates or other entities, designated in accordance with Article 13, that are entitled to receive benefits under the Plan upon the death of a Participant.

1.6 “Beneficiary Designation Form” shall mean the form established from time to time by the Committee that a Participant completes, signs and returns to the Committee to designate one or more Beneficiaries.

1.7 “Board” shall mean the board of directors of the Company.

1.8 “Change in Control” shall mean the first to occur of any of the following events:

(a)

The direct or indirect holdings of the Thomson family, in the voting power or fair market value of the stock of Thomson Reuters Corporation or any successor thereto fall below 40 percent. The rules in Section 318(a) of the Code and the Treasury Regulations thereunder shall be used to determine stock ownership. For purposes of this Section 1.8(a), the Thomson family includes Lord Kenneth R. Thomson and the descendants and their spouses of the first Lord Thomson of Fleet.

(b)

Thomson Reuters Corporation (or any successor thereto) sells to an unrelated third party or parties (at one time or within any two year period) in the aggregate all or substantially all of its assets and the assets of its wholly owned subsidiaries immediately prior to the sale or sales.

1.9 “Claimant” shall have the meaning set forth in Section 18.1.

1.10 “Closed Period” shall mean any period during which Participants are prohibited, by law or pursuant to policies established by Thomson Reuters, from acquiring or selling Shares.

1.11 “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.12 “Committee” shall mean the committee described in Article 16.

1.13 “Company” shall mean Thomson Reuters Holdings Inc. (Thomson Holdings Inc. prior to June 30, 2008) and any successor to all or substantially all of the Company’s assets or business.

1.14 “Death Benefit” shall mean the benefit described in Article 9.

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1.15 “Deduction Limitation” shall mean the following limitation on a benefit that may be distributed pursuant to the Plan. Except as otherwise provided, this limitation shall be applied to all distributions that are subject to the Deduction Limitation. If an Employer determines in good faith prior to a Change in Control that there is a reasonable likelihood that any compensation paid to a Participant for a taxable year of the Employer would not be deductible by the Employer solely by reason of the application of the limitation under Code Section 162(m), then, to the extent deemed necessary by the Employer to ensure that the entire amount of any distribution to the Participant pursuant to the Plan is deductible, the Employer may defer all or any portion of such distribution. Any amounts deferred pursuant to this limitation shall continue to be credited/debited with additional amounts in accordance with Section 3.6, even if such amount is being paid out in installments. The amounts so deferred and amounts credited thereon shall be distributed to the Participant or his Beneficiary (in the event of the Participant’s death) at the earliest possible date, as determined by the Employer in good faith, on which the deductibility of compensation paid or payable to the Participant will not be limited by Code Section 162(m) or, if earlier, the effective date of a Change in Control. Notwithstanding anything to the contrary in this Plan, the Deduction Limitation shall not apply to any distributions made after a Change in Control.

1.16 “Deferral Account” shall mean, with respect to any Participant, an account to which shall be credited the Participant’s Annual Deferral Amounts, plus amounts credited to such account pursuant to Section 3.6, less the following: (i) amounts credited to his Share Unit Account pursuant to Section 3.7; (ii) amounts distributed to the Participant or his Beneficiary that relate to his Deferral Account; and (iii) amounts converted from a Measurement Fund to Share Units pursuant to Section 4.1. The Deferral Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.

1.17 “Deferred Cash Bonus Unit” shall mean any vested units under the Thomson Reuters Phantom Stock Plan (also referred to as the Cash Bonus Plan) or a similar successor plan the receipt of which is deferred pursuant to Section 3.2.

1.18 “Disability” or “Disabled” shall mean a permanent physical or mental incapacity resulting in a Participant being unable to engage in any gainful employment and which would entitle the Participant to begin receiving disability benefits under (i) the Federal Social Security Act or (ii) his Employer’s long-term disability plan, had the Participant been a participant in such a plan.

1.19 “Disability Benefit” shall mean the benefit set forth in Article 11.

1.20 “Discretionary Contributions” shall mean an amount credited by an Employer on behalf of a Participant to his Discretionary Contributions Account pursuant to Section 6.1.

1.21 “Discretionary Contributions Account” shall mean, with respect to any Participant, an account to which shall be credited Discretionary Contributions pursuant to Section 6.1, less any amounts distributed in any form to the Participant or his Beneficiary that relate to his Discretionary Contributions Account. The Discretionary Contributions Account

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balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.

1.22 “Domestic Partner” shall mean a person who has formed a domestic partnership with a Participant. A domestic partnership is: (i) a relationship between two adults of the same or opposite gender, which includes residing together and being jointly responsible for each other’s common welfare and financial obligations, where the Participant has attested to meeting certain criteria for domestic partnership as determined from time to time by the Committee in accordance with applicable law; or (ii) a domestic partnership that has been registered with a governmental entity pursuant to State or local law authorizing such registration.

1.23 “Election Form” shall mean the form established from time to time by the Committee for Participants to make elections under the Plan.

1.24 “Employee” shall mean a person who is an employee of any Employer.

1.25 “Employer” shall mean the Company and any affiliate of the Company that has been selected by the Company to participate in the Plan.

1.26 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

1.27 “Fair Market Value” shall mean on any day, the closing price in U.S. dollars of a Share on the New York Stock Exchange, or if not so traded on such date, the average of the closing bid and asked prices on such exchange for that date; provided, however, that (i) if the Shares are not traded on the New York Stock Exchange or (ii) if in the discretion of the Committee, such exchange does not reflect the fair market value of the Shares, then “Fair Market Value” shall mean the closing price in the applicable trading currency of a Share on the other primary trading market for the Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into U.S. dollars (based on the mid-market noon spot rate for exchange on the immediately preceding business day), in each case using such closing price reported in such source as the Committee deems to be reliable. If the Shares are not traded on the New York Stock Exchange or the Toronto Stock Exchange or on any other trading market, the Committee shall determine in its sole discretion in good faith a method for determining “Fair Market Value” as of a particular date.

1.28 “Long-Term Bonus” shall mean any cash or equity-based compensation (other than Base Salary, Annual Bonus and Deferred Cash Bonus Units) paid to a participant as an employee under any Employer’s long-term bonus and incentive plans, including, without limitation, long-term bonus awards granted pursuant to the Thomson Reuters Stock Incentive Plan.

1.29 “Matching Share Units” shall mean units representing Shares that are credited by an Employer on behalf of a Participant to his Matching Share Unit Account pursuant to Section 4.3.

1.30 “Matching Share Unit Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of Matching Share Units credited to any

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such Participant’s Matching Share Unit Account pursuant to Section 4.3, less any Matching Share Units distributed to the Participant or his Beneficiary in Shares that relate to his Matching Share Unit Account. The Matching Share Unit Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares to be distributed to a Participant or his Beneficiary.

1.31 “Options” shall mean options to purchase Shares that are granted to a Participant under the Thomson Reuters Stock Incentive Plan or a similar successor plan.

1.32 “Participant” shall mean any Employee (i) who is selected to participate in the Plan, (ii) who elects to participate in the Plan, (iii) who submits a signed Election Form and Beneficiary Designation Form to the Committee, (iv) whose signed Election Form and Beneficiary Designation Form are accepted by the Committee, and (v) who commences participation in the Plan. A spouse, former spouse, Domestic Partner, or former Domestic Partner of a Participant shall not be treated as a Participant or have an Account balance, even if he has an interest in the Participant’s benefits under the Plan as a result of applicable law or property settlements resulting from legal separation, divorce or dissolution of the domestic partnership.

1.33 “Plan” shall mean the Pre-2005 Component of the Thomson Reuters Deferred Compensation Plan, which shall be evidenced by this document, as it may be amended from time to time.

1.34 “Plan Agreement” shall mean a written agreement, which was entered into by and between an Employer and a Participant prior to January 1, 2001. The Plan Agreement bearing the latest date of acceptance by the Employer shall supersede all previous Plan Agreements in their entirety and shall govern such entitlement. Plan Agreements may provide additional benefits not set forth in the Plan or limit the benefits otherwise provided under the Plan; provided, however, that any such additional benefits or benefit limitations must be agreed to by both the Employer and the Participant.

1.35 “Plan Year” shall mean a period beginning on January 1 of each calendar year and continuing through December 31 of such calendar year.

1.36 “Quarterly Installment Method” shall mean a method of distributing the balance in a Participant’s Deferral Account wherein such balance is distributed in 60, 120, or 180 monthly installments, as elected by the Participant (the “Installment Period”). The amount of each monthly installment attributable to the portion of a Deferral Account, with respect to which additional amounts are credited under Section 3.6(d), shall be computed as follows:

(a)

The amount of each monthly installment during the calendar quarter (12-month period beginning on April 1 for installments made on or after April 1, 2006) in which the first monthly installment is paid shall equal: (i) the balance in the Deferral Account, as of the Measurement Date immediately preceding the first day of the month in which the first monthly installment is paid, divided by (ii) the number of months in the Installment Period.

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(b)

The amount of any subsequent monthly installment shall equal: (i) the balance in the Deferral Account as of the Measurement Date immediately preceding the first day of the calendar quarter in which any such monthly installment is paid, divided by (ii) the number of months remaining in the Installment Period as of the first day of any such calendar quarter. Notwithstanding the foregoing sentence, for installments made on or after April 1, 2006, the amount of any monthly installment payable following the initial 12-month period shall equal (i) the balance in the Deferral Account as of March 1 immediately preceding the first day of the 12-month period in which any such monthly installment is paid, divided by (ii) the number of months remaining in the Installment Period as of the first day of any such 12-month period.

For purposes hereof, “Measurement Date” shall mean the first day of the month next preceding the month in which a monthly installment is paid or such other date (determined by the Committee) as of which the balance in a Deferral Account is determined. Notwithstanding any other provision of the Plan to the contrary, in no event shall the amount of any monthly installment with respect to a Participant exceed the balance in the Participant’s Deferral Account as of the date on which any such installment is paid.

1.37 “Retirement”, “Retire(s)”, “Retiring”, or “Retired” shall mean, with respect to an Employee, severance from employment from all Employers (for any reason other than a leave of absence, death or Disability) on or after the attainment of age fifty-five (55).

1.38 “Retirement Benefit” shall mean the benefit set forth in Article 8.

1.39 “Share Ownership Guidelines” shall mean the Thomson Reuters Executive Share Ownership Guidelines, as in effect from time to time.

1.40 “Share Ownership Guideline Amount” for any Participant shall mean the number of Shares that the Participant is expected to own under the Share Ownership Guidelines.

1.41 “Shares” shall mean common shares of Thomson Reuters Corporation. For purposes of the Plan, the price of a Share shall be the price on the New York Stock Exchange or the Toronto Stock Exchange, as determined in the sole discretion of the Committee; provided, however, that no more than 7,000,000 Shares may be issued pursuant to this Plan. Shares distributed in payment of a Participant’s Share Unit Account shall consist of newly issued Shares from treasury, and such Shares shall be distributed in accordance with and subject to applicable securities laws.

1.42 “Short-Term Payout” shall mean the benefit set forth in Sections 7.1 and 7.2.

1.43 “Share Unit Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of Share Units credited to any such Participant’s Share Unit Account pursuant to Sections 1.1, 3.7, 4.1, and 5.1, less any Share Units distributed to the Participant or his Beneficiary in Shares that relate to his Share Unit Account. The Share Unit Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares to be distributed to a Participant or his Beneficiary.

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1.44 “Share Units” shall mean units representing Shares that are credited to a Participant’s Share Unit Account.

1.45 “Termination Benefit” shall mean the benefit set forth in Article 10.

1.46 “Termination of Employment”, “Terminate Employment” or “Terminating Employment” shall mean the severing of employment with all Employers, voluntarily or involuntarily, for any reason other than Retirement, Disability, death or an authorized leave of absence.

1.47 “Thomson Reuters” shall mean Thomson Reuters Corporation and its respective subsidiaries or any one of them, as the context requires.

1.48 “Trust” shall mean one or more trusts established pursuant to that certain Master Trust Agreement, dated as of February 14, 1994, between the Company and the trustee named therein, as amended from time to time.

1.49 “Unforeseeable Financial Emergency” shall mean an unanticipated emergency that is caused by an event beyond the control of the Participant that would result in severe financial hardship to the Participant resulting from (i) a sudden and unexpected illness or accident of the Participant or a dependent of the Participant, (ii) a loss of the Participant’s property due to casualty, or (iii) such other extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, all as determined in the sole discretion of the Committee.

ARTICLE 2

Selection and Enrollment

2.1 Selection of Participants by Committee. Participants shall be limited to a select group of senior management Employees, as determined by the Committee.

2.2 Enrollment Requirements. As a condition to participation, each Participant shall complete, execute and return to the Committee an Election Form and a Beneficiary Designation Form, all within 30 days after being selected to participate in the Plan. In addition, the Committee shall establish from time to time such other enrollment requirements as it determines are necessary.

2.3 Termination of Participation and/or Deferrals. If the Committee determines in good faith that a Participant no longer qualifies as a member of a select group of management or highly compensated employees, as membership in such group is determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, the Committee may, in its sole discretion, (i) terminate the Participant’s deferral election for the remainder of the Plan Year in which the Participant’s membership status changes, (ii) prevent the Participant from making future deferral elections, (iii) immediately distribute the value of the Participant’s Account as a Termination Benefit, and (iv) terminate the Participant’s participation in the Plan.

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ARTICLE 3

Deferral of Compensation

3.1 Amount of Deferral. Subject to Section 3.2, for any Plan Year a Participant may elect to defer his Base Salary, Annual Bonus, and/or Long-Term Bonus in any amount up to the maximum percentages of such Salary or Bonus as shall be determined for each Participant by the Committee in its sole discretion. A Participant may elect to defer the receipt of (a) any cash bonus to which he is entitled as a result of exercising Deferred Cash Bonus Units and (b) subject to approval of the Committee, Shares that the Participant will be entitled to receive as a result of exercising Options. Any such election shall be irrevocable. Notwithstanding any other provision of the Plan to the contrary, a Participant may elect to defer the receipt of amounts of his Base Salary, Annual Bonus, Long-Term Bonus, cash bonus attributable to the exercise of Deferred Cash Bonus Units and Shares attributable to the exercise of Options only to the extent any such amounts are earned and vested on or before December 31, 2004. Notwithstanding any other provision of the Plan to the contrary, any such amounts that are earned or become vested after December 31, 2004 may not be deferred under the Plan.

3.2 Election to Defer. Except as provided below, for any Plan Year a Participant may make an irrevocable deferral election, by timely delivering an Election Form to the Committee, in accordance with its rules and procedures, before the end of the Plan Year preceding the Plan Year for which the election is made. If no such Election Form is timely delivered for a Plan Year, the Annual Deferral Amount shall be zero for that Plan Year. Notwithstanding any provision of the Thomson Reuters Phantom Stock Plan or the Thomson Reuters Stock Incentive Plan to the contrary, Deferred Cash Bonus Units and Options with respect to which a deferral election is made under Section 3.1 shall not be exercisable during the six-month period commencing on the date that the applicable Election Form is delivered to the Committee.

3.3 Withholding of Annual Deferral Amounts. For each Plan Year, the Base Salary portion of the Annual Deferral Amount shall be withheld from each regularly scheduled Base Salary payroll in equal amounts, as adjusted from time to time for changes in Base Salary. The Annual Bonus and/or Long-Term Bonus portions of the Annual Deferral Amount shall be withheld at the time the Annual Bonus and/or Long-Term Bonus are or otherwise would be paid to the Participant. In the case of Deferred Cash Bonus Units and Options, any amounts deferred into the Plan shall be deferred at the time that the Deferred Cash Bonus Units or Options, as the case may be, are exercised.

3.4 Investment of Trust Assets. The trustee of the Trust shall be authorized, upon written instructions received from the Committee or an investment manager appointed by the Committee, to invest and reinvest the assets of the Trust in accordance with the applicable Trust Agreement, including the disposition of stock and reinvestment of the proceeds in one or more investment vehicles designated by the Committee.

3.5 Vesting of Deferral, Share and Matching Share Unit Accounts. A Participant shall at all times be 100 percent vested in his Deferral Account and Share Unit Account. A Participant’s vested interest in his Matching Share Unit Account shall be determined under Section 4.4.

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3.6 Crediting/Debiting of Account Balances. Subject to Section 3.7, amounts shall be credited or debited to a Participant’s Deferral Account in accordance with the following rules:

(a)

Election of Measurement Funds. A Participant, in connection with his initial deferral election pursuant to Section 3.1, shall elect, on an Election Form, one or more Measurement Funds (defined in Section 3.6(c)) to be used to determine the additional amounts to be credited to his Deferral Account. Once each calendar month, a Participant may change the Measurement Fund(s) to be used to determine the additional amounts to be credited to his Deferral Account, or the portion of his Deferral Account allocated to each previously or newly elected Measurement Fund.

(b)

Proportionate Allocation. In making an election described in Section 3.6(a), the Participant shall specify on the Election Form, in increments of one percentage point (1%), the percentage of his Deferral Account to be allocated to a Measurement Fund (as if the Participant was making an investment in that Measurement Fund with that portion of his Deferral Account).

(c)

Measurement Funds. The Participant may elect one or more of the measurement funds selected by the Committee (the “Measurement Funds”) for the purpose of crediting additional amounts to his Deferral Account. The Committee may, in its sole discretion, discontinue, substitute or add a Measurement Fund.

(d)

Crediting or Debiting Method. The performance of each Measurement Fund shall be determined by the Committee, in its reasonable discretion, based on the performance of the Measurement Funds themselves. A Participant’s Account balance shall be credited or debited on a daily basis based on the performance of each applicable Measurement Fund as though: (i) a Participant’s Deferral Account was invested in the Measurement Fund(s) selected by the Participant; (ii) the portion of the Annual Deferral Amount that was actually deferred during any calendar month was invested in such Measurement Fund(s) in the percentages applicable to such calendar month, no later than the close of business on the first business day of such calendar month, at the closing price on such date; and (iii) any distribution made to a Participant that decreases such Participant’s Deferral Account ceased being invested in the Measurement Fund(s) no earlier than three business days prior to the distribution, at the closing price on such date.

(e)

No Actual Investment. Notwithstanding any other provision of the Plan to the contrary, the Measurement Funds are to be used for measurement purposes only, and a Participant’s election of any such Measurement Fund, the allocation to his Deferral Account thereto, the calculation of additional amounts and the crediting or debiting of such amounts to a Participant’s Deferral Account shall not be considered or construed in any

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manner as an actual investment of his Deferral Account in any such Measurement Fund. If the Company or the trustee of the Trust, in its own discretion, decides to invest funds in any or all of the Measurement Funds, no Participant shall have any rights in or to such investments. Without limiting the foregoing, a Participant’s Deferral Account shall at all times be a bookkeeping entry only and shall not represent any investment made on his behalf by the Company or the trustee, and the Participant shall at all times remain an unsecured creditor of the Company.

3.7 Deferrals into Share Units. Any Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee may elect to have all or a portion of his Annual Deferral Amount (other than amounts attributable to Base Salary) deferred into Share Units as of the date such amount is deferred or, in the event of a Closed Period, such later date as determined pursuant to the Insider Trading Policy of Thomson Reuters, which Share Units shall be credited to a Share Unit Account established in the name of the Participant. Any such election shall be made in accordance with, and subject to, Section 3.2. The number of Share Units to be credited to a Participant’s Share Unit Account shall be determined pursuant to Section 4.2.

3.8 FICA and Other Taxes. For each Plan Year in which an Annual Deferral Amount is being withheld with respect to a Participant, the Participant’s Employer shall withhold from that portion of the Participant’s compensation that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA and other employment taxes on such Annual Deferral Amount. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 3.8.

3.9 Withholding on Distributions. The Employer, or the trustee of the Trust, shall withhold from any payments made to a Participant under the Plan all federal, state and local income, employment and other taxes required to be withheld by the Employer or the trustee of the Trust, in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Employer or the trustee of the Trust, as the case may be.

ARTICLE 4

Conversion to Share Units and Matching Contributions

4.1 Conversion of Deferral Account to Share Units. Not more frequently than once each calendar month, any Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee, may elect to convert to Share Units part or all of the amount credited to his Deferral Account, which Share Units shall be credited to a Share Unit Account established in the name of the Participant.

4.2 Number of Share Units Credited. Except as otherwise provided in this Section 4.2, the number of Share Units to be credited to a Participant’s Share Unit Account in connection with an election pursuant to Sections 3.7 or 4.1 shall be determined on the basis of the Fair Market Value of a Share for the day before the deferral or exchange, as the case may be (the “Price Date”). If Share Units are to be credited to a Participant’s Share Unit Account during

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a Closed Period, the amount to be converted into Share Units shall be deemed to be invested in the money market Measurement Fund then available under the Plan. As soon as practicable following the end of the Closed Period, the amount credited to the Participant’s Account pursuant to the immediately preceding sentence and any earnings thereon, shall be converted to Share Units on the basis of the closing price of Shares on the day before the date of the conversion.

4.3 Matching Share Units. Each Participant’s Matching Share Unit Account shall be credited with the number of Matching Share Units equal to ten percent (10%) of the number of Share Units (not including Share Units attributable to dividends) credited to each such Participant’s Share Unit Account pursuant to Sections 1.1, 3.7, 4.1, and 5.1.

4.4 Vesting of Matching Share Units. One-fourth of the Matching Share Units credited to a Participant’s Matching Share Unit Account during any Plan Year shall become vested on each of the first four anniversaries of the date the underlying Share Units are credited, so long as the Participant has not Terminated Employment as of the respective anniversary date. Upon terminating employment on account of death or Disability, a Participant shall become fully vested in all Matching Share Units credited to his Matching Share Unit Account. Upon Terminating Employment, a Participant shall forfeit all unvested Matching Share Units credited to his Matching Share Unit Account. Upon Retiring, a Participant shall become vested in a percentage of the unvested Matching Share Units credited to his Matching Share Unit Account determined under the following schedule:

Age at Retirement	Percentage Vested
55	65
56	70
57	75
58	80
59	85
60	90
61	95
62 or older	100

4.5 Impact of Reemployment on Vesting. A Participant who is rehired by an Employer after his Retirement or Termination of Employment shall not be entitled to amounts forfeited under Section 4.4 prior to his reemployment.

4.6 FICA and Other Taxes on Matching Share Units. For each Plan Year in which a Participant becomes vested in Matching Share Units credited to his Matching Share Unit Account, the Participant’s Employer shall withhold from that portion of the Participant’s Base Salary and Annual Bonus that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA and other employment taxes on the Matching Share Units vesting in such year. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 4.6.

4.7 Dividends. If and when dividends are paid on Shares, the Share Unit Account of any Participant for whom a Share Unit Account is maintained shall be credited with the number

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of Share Units (including fractional Share Units) equal to the number obtained by dividing: (a) the amount of dividends that would be payable on the number of Shares equal to the number of Share Units credited to any such Participant’s Share Unit Account as of the appropriate dividend record date; by (b) the closing price of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2.

4.8 Adjustment in the Event of Recapitalization. In the event of any change in the outstanding Shares by reason of stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the stockholders, the number of Share Units and Matching Share Units credited to a Participant’s Share and Matching Share Unit Accounts shall be adjusted as the Committee determines is necessary and appropriate. Any such determination shall be conclusive and binding for all purposes of the Plan.

4.9 Fractional Interests. If any fractional Share Unit exists after a lump sum or last installment, as the case may be, of Shares is delivered to the Participant, such fractional Share Unit shall be paid to the Participant in cash. The value of such fractional Share Unit shall be determined in accordance with procedures established from time to time by the Committee.

4.10 Rights as Stockholder. A Participant for whom a Share Unit Account and/or an Matching Share Unit Account are maintained shall have no rights as a stockholder with respect to any Share Units credited to such Share Unit Account and Matching Share Units credited to such Matching Share Unit Account until such Share Units and Matching Share Units are converted to Shares and distributed to the Participant.

ARTICLE 5

Deferral of Stock Options

5.1 Deferral of Stock Options. If a Participant defers the receipt of Shares that he is entitled to receive as a result of exercising an Option pursuant to an election under Section 3.1, the number of Share Units to be credited to the Participant’s Share Unit Account shall be determined in accordance with Section 4.2.

ARTICLE 6

Discretionary Contributions

6.1 Discretionary Contributions. The Company may, from time to time, make Discretionary Contributions to those Participants selected to receive such contributions in accordance with the terms and conditions specified in writing by the Company at the time such Discretionary Contributions are made. Notwithstanding the foregoing, eligibility for and the terms and conditions with respect to Discretionary Contributions for members of the Executive Committee of Thomson Reuters Corporation shall be determined by the Human Resources Committee of the Board of Directors of Thomson Reuters Corporation. Discretionary Contributions shall be allocated to the Discretionary Contributions Accounts of the respective Participants.

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ARTICLE 7

Short-Term Payout, Unforeseeable Financial Emergencies,

and Withdrawal Election

7.1 Short-Term Payout of Annual Deferral Amounts. In connection with each election to defer an Annual Deferral Amount, a Participant may irrevocably elect to receive such Annual Deferral Amount as a “Short-Term Payout”. The Short-Term Payout shall be a lump sum payment in an amount equal to the Annual Deferral Amount plus amounts credited or debited pursuant to Sections 3.6 and 3.7 on that amount, determined as of the date the Short-Term Payout is distributed. Short-Term Payouts shall be distributed as soon as administratively possible after the first day of any Plan Year designated by the Participant that is at least five Plan Years after the Plan Year with respect to which the Annual Deferral Amount is actually deferred.

7.2 Election Changes. Any Participant who elects a Short-Term Payout may make another election, not later than one year prior to the date the Short-Term Payout is scheduled to be distributed, to further defer the distribution of such Short-Term Payout by submitting to the Committee either a new Election Form during the open enrollment period or a distribution re-election form at any time during the Plan Year.

7.3 Other Benefits Take Precedence Over Short-Term. Should an event occur that triggers the distribution of a benefit under Articles 8, 9, 10 or 11, any Annual Deferral Amount, plus amounts credited or debited thereon, and/or Share Units and Matching Share Units attributable thereto, that are subject to a Short-Term Payout election under Section 7.1 shall not be paid in accordance with such Article but shall be paid in accordance with the other applicable Article.

7.4 Withdrawal Payout Suspensions for Unforeseeable Financial Emergencies. A Participant who experiences an Unforeseeable Financial Emergency may request the Committee to (i) suspend any deferrals required to be made by the Participant and/or (ii) receive a partial or full payout of his Deferral Account, and/or Shares representing the Share Units or then vested Matching Share Units (as applicable) held in his Share and/or Matching Share Unit Accounts. The payout shall not exceed the lesser of the Participant’s vested interest in the Plan (i.e., the then aggregate balance in his Deferral, Share Unit, and vested Matching Share Unit Accounts) or the amount reasonably needed to satisfy the Unforeseeable Financial Emergency. If the Committee, in its sole discretion, approves such request, suspension shall take effect upon the date of approval and any payout shall be made as soon as administratively possible after the date of approval. The payment of any amount under this Section 7.4 shall not be subject to the Deduction Limitation. Any distribution from a Participant’s Share and/or vested Matching Share Unit Account pursuant to this Section 7.4 shall be in Shares. A Participant electing a withdrawal under this Section 7.4 may designate the Account or Accounts from which any amounts so distributed shall be taken. If no election is made, amounts distributed shall be taken first from the Participant’s Deferral Account and then from the Participant’s Share and Matching Share Unit Accounts (to the extent vested).

7.5 Withdrawal Election. A Participant (or, after a Participant’s death, his Beneficiary) may elect to withdraw all (but not less than all) of his Deferral Account and/or all (but not less than all) of the Shares representing the Share Units and vested Matching Share

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Units (as applicable) held in his Share and Matching Share Unit Accounts, less a withdrawal penalty equal to ten percent (10%) of such amounts (the net amount shall be referred to as the “Withdrawal Amount”). This election may be made at any time, before or after Retirement, Disability, death or Termination of Employment, and whether or not such Deferral Account and/or Share Units and Matching Share Units are in the process of being distributed pursuant to an installment payment schedule. The Participant or Beneficiary shall make such an election by filing with the Committee a written election on a form determined from time to time by the Committee. The Withdrawal Amount shall be distributed as soon as administratively possible after the election. Once the Withdrawal Amount is paid, the Participant’s participation in the Plan shall terminate and the Participant shall not be eligible to participate in the Plan until the second Plan Year following the Plan Year in which the Withdrawal Amount is distributed. The payment of a Withdrawal Amount shall not be subject to the Deduction Limitation.

ARTICLE 8

Retirement Benefit

8.1 Retirement Benefit. Subject to the Deduction Limitation, a Participant who Retires shall receive the balance of his Account as a Retirement Benefit.

8.2 Payment of Retirement Benefits. In connection with commencing participation in the Plan, a Participant may elect on an Election Form to receive his Retirement Benefit in one of the forms set forth below. If a Participant does not make such an election, his Retirement Benefit shall be distributed in a lump sum. Payments of a Participant’s Retirement Benefit shall be made, or commence, in the case of installments, as soon as administratively possible after the Participant Retires. Any payment of a Participant’s Retirement Benefit hereunder shall be subject to the Deduction Limitation.

8.2.1 Deferral Account. The portion of a Participant’s Retirement Benefit attributable to his Deferral Account may be received in (i) a lump sum or (ii) pursuant to the Quarterly Installment Method over a period of 60, 120 or 180 months in accordance with Section 1.36.

8.2.2 Share and Matching Share Unit Accounts. The portion of a Participant’s Retirement Benefit attributable to his Share and/or Matching Share Unit Accounts may be received in either (i) a lump sum or (ii) equal annual installments over a period of five, ten, or 15 years, provided there are at least 3,000 Share Units and vested Matching Share Units in such Accounts. However, if, after the payment of any such annual installment, the Participant’s Share and Matching Share Unit Accounts have less than 3,000 Share Units and vested Matching Share Units, all remaining Share Units and vested Matching Share Units shall be distributed to the Participant in a lump sum on the date of the next scheduled installment. The distribution of the portion of a Participant’s Retirement Benefit attributable to his Share and/or Matching Share Unit Accounts shall be in Shares.

8.2.3 Election Changes. The Participant may change his Retirement Benefit election annually to an allowable method of distribution by submitting to the Committee either a new Election Form (during open enrollment) or a Distribution Re-Election Form (at any point

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during the Plan Year), provided that any such Election or Distribution Re-Election Form is submitted at least one year prior to the Participant’s Retirement and is accepted by the Committee in its sole discretion. The Election Form or Distribution Re-Election Form most recently accepted by the Committee with respect to a Participant’s Deferral and Share Unit Accounts shall govern the distribution of the applicable portion of his Retirement Benefit. Notwithstanding the above to the contrary, any Participant who enters into a severance agreement with Thomson Reuters during December 2005 and is scheduled to receive a Retirement Benefit in a lump sum in 2006 may elect on an Election Form, no later than December 31, 2005, to receive such Retirement Benefit in one of the forms set forth in this Section 8.2 commencing on or after the date such payment was scheduled to be made, provided such election complies with Section 409A of the Code.

8.3 Death Prior to Completion of Retirement Benefit. If a Participant dies after Retirement but before his Retirement Benefit is paid in full, any undistributed Retirement Benefit payments shall continue and shall be paid to the Participant’s Beneficiary (i) on the same schedule as the benefit would have been paid to the Participant had the Participant survived, or (ii) in a lump sum, if requested by the Beneficiary and allowed in the sole discretion of the Committee.

8.4 Reemployment Prior to Completion of Retirement Benefit. If a Participant is rehired by an Employer after Retirement but before his Retirement Benefit is paid in full, any undistributed Retirement Benefit payments shall cease as soon as practicable following such reemployment. Undistributed Retirement Benefits shall commence upon the Participant’s subsequent Retirement in accordance with the Election Form or Distribution Re-Election Form most recently accepted by the Committee.

ARTICLE 9

Death Benefit

9.1 Death Benefit. The Beneficiary of a Participant who dies before Retiring, Terminating Employment, or suffering a Disability shall receive a Death Benefit equal to the Participant’s Account balance.

9.2 Payment of Death Benefit. In connection with commencing participation in the Plan, a Participant may elect on an Election Form to have his Death Benefit distributed in one of the forms set forth below. If a Participant does not make such an election, such benefit shall be distributed in a lump sum in accordance with Article 13. However, if the aggregate value of a Participant’s Account at the time of his death is less than $50,000, payment of his Death Benefit shall be made, in the sole discretion of the Committee, in a lump sum or in installments (with his Deferral Account being paid pursuant to the Quarterly Installment Method of not more than 60 months and his Share and/or Matching Share Unit Accounts being paid in annual installments over a period of not more than five years). Payments of a Participant’s Death Benefit shall be made, or commence, in the case of installments, as soon as administratively possible after the date on which the Committee is provided with satisfactory proof of the Participant’s death. Any payments hereunder shall be subject to the Deduction Limitation.

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9.3 Deferral Account. The portion of a Participant’s Death Benefit attributable to his Deferral Account may be distributed in (i) a lump sum payment or (ii) pursuant to the Quarterly Installment Method over a period of 60, 120 or 180 months in accordance with Section 1.36.

9.4 Share and Matching Share Unit Accounts. The portion of a Participant’s Death Benefit attributable to his Share and/or Matching Share Unit Account may be distributed in either (i) a lump sum or (ii) in equal annual installments of Shares over a period of five, ten or 15 years. The distribution of the portion of a Participant’s Death Benefit attributable to his Share and/or Matching Share Unit Accounts shall be in Shares.

9.5 Election Changes. Subject to the Committee’s consent, a Participant may annually change his Death Benefit election to an allowable payout method by submitting to the Committee either a new Election Form (during open enrollment) or a Distribution Re-Election Form (at any point during the Plan Year). The Election or Distribution Re-Election Form most recently accepted by the Committee prior to the Participant’s death with respect to his Deferral Account shall govern the distribution of the portion of the Participant’s Death Benefit attributable to Measurement Funds. The Election or Distribution Re-Election Form most recently accepted by the Committee prior to the Participant’s death with respect to deferrals or conversions into Share Units shall govern the distribution of Share Units credited to the Participant’s Account as a result of such deferral or conversion.

ARTICLE 10

Termination Benefit

10.1 Termination Benefit. A Participant who Terminates Employment prior to his Retirement, death or Disability shall receive a Termination Benefit, which shall be equal to the value of the Participant’s vested Account. Solely for purposes of Section 7.3 and this Article 10, a Participant who receives severance from an Employer shall be deemed to have Terminated Employment as of the last day of the period during which he is paid such severance.

10.2 Payment of Termination Benefit. Termination Benefits shall be paid in a lump sum; provided, however, that if a Participant experiences an involuntary Termination of Employment without cause and the value of his Account at such time is equal to or greater than $100,000, the Termination Benefit shall be distributed either (a) in accordance with the payment method elected by the Participant for the distribution of his Retirement Benefit under Section 8.2 or (b) in a lump sum if no election is made. Payments of a Participant’s Termination Benefit shall be made, or commence, in the case of installments, as soon as administratively possible after the date of such Termination of Employment. Any payment hereunder shall be subject to the Deduction Limitation.

10.3 Reemployment Prior to Completion of Termination Benefit. If a Participant is rehired by an Employer after he Terminates Employment but before his Termination Benefit is paid in full, any undistributed Termination Benefit payments shall cease as soon as practicable following such reemployment. Undistributed Termination Benefits shall commence upon the Participant’s subsequent Termination of Employment in accordance with the Election Form or Distribution Re-Election Form most recently accepted by the Committee.

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ARTICLE 11

Disability Waiver and Benefit

11.1 Disability Waiver. A Participant who is determined by the Committee to be suffering from a Disability shall be excused from fulfilling that portion of his Annual Deferral Amount commitment that would otherwise have been withheld from the Participant’s Base Salary, Annual Bonus and/or Long-Term Bonus for the Plan Year during which he first suffers a Disability. While Disabled, the Participant may not make any additional deferral elections, but will continue to be considered a Participant for all other purposes. A Participant who returns to employment after his Disability ceases may elect to defer an Annual Deferral Amount for Plan Years following the Plan Year in which he so returns; provided such deferral elections are otherwise allowed and an Election Form is delivered to and accepted by the Committee for each such election in accordance with Section 3.2.

11.2 Continued Eligibility; Disability Benefit. A Participant suffering a Disability shall, for purposes of the Plan, continue to be considered to be employed and shall be eligible for the benefits provided for in Articles 7, 8, 9 or 10 in accordance with such Articles. Notwithstanding the above, the Committee may, in its sole discretion, deem the Participant to have Terminated Employment at any time after such Participant is determined to be suffering a Disability, in which case the Participant shall receive a Disability Benefit equal to his Account balance, which benefit shall be paid in a lump sum as soon as administratively possible after the Committee makes such determination. Any such Participant who is otherwise eligible to Retire shall be deemed to have Retired as of the date he attains age 55, and shall receive his Account balance in accordance with Article 8. Any payment hereunder shall be subject to the Deduction Limitation.

11.3 Reemployment Prior to Completion of Disability Benefits. If a Participant recovers from his Disability and is subsequently rehired by an Employer before his Disability Benefit or Retirement Benefit is paid in full, any undistributed benefit payments shall cease as soon as practicable following such reemployment. Undistributed benefits shall commence upon the Participant’s subsequent Retirement or Termination of Employment in accordance with the Election Form or Distribution Re-Election Form most recently accepted by the Committee.

ARTICLE 12

Forfeiture

12.1 Forfeiture. Notwithstanding any other provisions of the Plan to the contrary, a Participant shall forfeit all vested and unvested Matching Share Units and Discretionary Contributions if he:

(a)

engages in misconduct involving dishonesty, malicious destruction of property of the Company, or the commission of a felony arising out of employment, and such misconduct results in detriment or financial loss to the Company and the termination of the Participant’s employment; manages, operates, participates in, is employed by, performs consulting services for, or is otherwise connected with, any firm, person, corporation,

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or enterprise that is engaged in a business that is (i) the same type of business as the business engaged in by any subsidiary or division within the Company that employed Participant prior to the date of his termination of employment and (ii) competitive with the business of such subsidiary or division;

(b)	or at any time improperly discloses to others any trade secrets or other confidential information, including customer lists, relating to the Company or to the business of the Company.

ARTICLE 13

Beneficiary Designation

13.1 Beneficiary. Each Participant shall have the right, at any time, to designate a Beneficiary to receive any benefits payable under the Plan upon his death.

13.2 Beneficiary Designation. A Participant may designate a Beneficiary by completing a Beneficiary Designation Form, and returning it to the Committee. A Participant shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Committee’s rules and procedures, as in effect from time to time. Upon the acceptance by the Committee of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be canceled. The Committee shall be entitled to rely on the last Beneficiary Designation Form filed by the Participant and accepted by the Committee prior to his death. No designation or change in designation of a Beneficiary shall be effective until received and acknowledged in writing by the Committee.

13.3 No Beneficiary Designation. If a Participant fails to designate a Beneficiary as provided in Sections 13.1 and 13.2 or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant’s benefits, the Participant’s surviving spouse or Domestic Partner, if any, shall be deemed the designated Beneficiary. If the Participant has no surviving spouse or Domestic Partner, the benefits remaining to be paid to a Beneficiary shall be payable to the executor or personal representative of the Participant’s estate.

13.4 Doubt as to Beneficiary. If the Committee has any doubt as to the proper Beneficiary to receive payments pursuant to the Plan, the Committee may cause the Participant’s Employer to withhold such payments until this matter is resolved to the Committee’s satisfaction.

13.5 Discharge of Obligation. The payment of benefits under the Plan to a Beneficiary shall fully and completely discharge all Employers and the Committee from all further obligations under the Plan with respect to the Participant, and the Participant’s Plan Agreement, if any, shall terminate upon such full payment of benefits.

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ARTICLE 14

Leave of Absence

14.1 Paid Leave of Absence. A Participant, who is authorized by his Employer to take a paid leave of absence, shall continue to be considered employed by the Employer, and the Annual Deferral Amount shall continue to be withheld during such paid leave of absence in accordance with Section 3.3.

14.2 Unpaid Leave of Absence. Any Participant, who is authorized by his Employer to take an unpaid leave of absence, shall continue to be considered employed by the Employer and shall be excused from making deferrals until the earlier of the date the leave of absence expires or the Participant returns to a paid employment status. Upon such expiration or return, deferrals shall resume for the remaining portion of the Plan Year in which the expiration or return occurs, based on the deferral election, if any, made for that Plan Year. If no election was made for that Plan Year, no deferral shall be withheld.

ARTICLE 15

Termination, Amendment and Modification

15.1 Termination. Although the Company anticipates that it will continue the Plan indefinitely, there is no guarantee that the Company will continue the Plan or will not terminate the Plan. Each Employer reserves the right to discontinue its sponsorship of the Plan and/or to terminate the Plan at any time with respect to any or all of its participating Employees, by action of its board of directors. Upon the termination of the Plan with respect to any Employer, the Plan Agreements, if any, of the affected Participants shall terminate and their Account balances shall be distributed as set forth below. Prior to a Change in Control, if the Plan is terminated with respect to all of its Participants, the Employer may, in its sole discretion and notwithstanding any elections made by any Participants, pay such benefits in a lump sum or pursuant to a Quarterly Installment Method (annual installments in the case of Share Units) of up to 15 years. If the Plan is terminated with respect to less than all of its Participants, the benefits of the affected Participants shall be distributed in a lump sum. With respect to a termination after a Change in Control, all benefits shall be distributed in a lump sum. The termination of the Plan shall not adversely affect any Participant or Beneficiary who has become entitled to any benefits under the Plan as of the date of termination; provided, however, that the Employer shall have the right to accelerate installment payments without premium or prepayment penalty by distributing an amount equal to the Account balance in a lump sum or pursuant to a Quarterly Installment Method (annual installments in the case of Share Units) using fewer years. Upon termination of the Plan, each Participant shall become one hundred percent (100%) vested in his Matching Share Unit Account.

15.2 Amendment.

(a)

The Company may, at any time, amend or modify the Plan in whole or in part by action of its board of directors, a committee thereof, or the Committee, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the New York

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Stock Exchange or the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body. The Company may make amendments to the Plan without seeking shareholder approval except for any amendment which:

(i)	increases the number of Shares reserved for issuance under the Plan, including an increase to a fixed number of Shares or a change from a fixed number of Shares to a fixed maximum percentage;

(ii)	increases the maximum number of Shares which may be credited to a Participant’s Share Unit Account under the Plan;

(iii)	results in the crediting of Share Units to a Participant’s Share Unit Account at a price lower than the Fair Market Value of a Share for the relevant Price Date;

(iv)	amends the provisions of Section 4.8;

(v)	extends eligibility to participate in the Plan to non-Employees;

(vi)	changes the rights attaching to the Shares; or

(vii)	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

(b)

Notwithstanding subsection 15.2(a), no amendment or modification may operate to (i) decrease the value of a Participant’s Account balance computed as of the date the amendment or modification is approved, or (ii) effect the timing of the distribution of an Account balance that is scheduled to commence on or before such date; provided, however, that the Company may accelerate the distribution of installment payments by paying the Account balance in a lump sum or pursuant to a Quarterly Installment Method (annual installments in the case of Share Units).

Notwithstanding the foregoing, to the extent required by law, regulations or stock exchange requirements, the Company will obtain approval of shareholders of Thomson Reuters for amendments to the Plan.

15.3 Plan Agreement. Notwithstanding Sections 15.1 and 15.2 to the contrary, if a Plan Agreement contains benefits or limitations that are not in the Plan document, the Employer may amend or terminate such provisions only with the consent of the Participant.

15.4 Effect of Payment. The full payment of the applicable benefit under Articles 7, 8, 9, 10 or 11 shall completely discharge all obligations to a Participant and his designated Beneficiaries under the Plan, and the Participant’s Plan Agreement, if any, shall terminate.

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ARTICLE 16

Administration

16.1 Committee Duties. The Plan shall be administered by a Committee, which shall consist of the Board or such committee, as the Board shall appoint. Members of the Committee may be Participants. The Committee shall have the discretion and authority to (a) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and (b) decide or resolve any and all questions involving the interpretation of the Plan. Any individual serving on the Committee who is a Participant shall not vote or act on any matter relating solely to him. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant or the Company.

16.2 Agents. In the administration of the Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and may from time to time consult with counsel who may be counsel to any Employer.

16.3 Binding Effect of Decisions. The decision or action of the Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

16.4 Indemnity of Committee. All Employers shall indemnify and hold harmless the members of the Committee, and any Employee to whom the duties of the Committee may be delegated, against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Plan, except in the case of willful misconduct by the Committee or any of its members or any such Employee.

16.5 Employer Information. To enable the Committee to perform its functions, each Employer shall supply full and timely information to the Committee on all matters relating to the compensation of its Participants, the date and circumstances of the Retirement, Disability, death or Termination of Employment of its Participants, and such other pertinent information as the Committee may reasonably require.

ARTICLE 17

Other Benefits and Agreements

17.1 Coordination with Other Benefits. The benefits provided for a Participant or Participant’s Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for employees of the Participant’s Employer. The Plan shall supplement and shall not supersede, modify or amend any other such plan or program, except as may otherwise be provided.

ARTICLE 18

Claims Procedures

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18.1 Presentation of Claim. Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to as a “Claimant”) may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within 60 days after such notice was received by the Claimant. All other claims must be made within 180 days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the Claimant.

18.2 Notification of Decision. The Committee shall consider a Claimant’s claim and make a final decision within 60 days of receipt of such claim based on all comments, documents, records, and other information submitted. This period may be extended by an additional 60 days for matters beyond the control of the Plan. The Committee shall notify the Claimant via electronic means or in writing that (i) the Claimant’s requested determination has been made, and that the claim has been allowed in full, or (ii) the Committee has reached a conclusion contrary, in whole or in part, to the Claimant’s requested determination. If any part of the claim is denied, such notice must set forth in a manner calculated to be understood by the Claimant (a) the specific reasons for the denial of the claim, or any part thereof, (b) specific reference(s) to pertinent provisions of the Plan upon which such denial was based, (c) a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary, and (d) an explanation of the claim review procedures set forth in Sections 18.3 and 18.4.

18.3 Review of Denied Claim. Within 75 days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant’s duly authorized representative) may file with a committee designated by the Board to determine such appeals (the “Appeals Committee”) a written request for a review of the denial of the claim. On receipt of such an appeal, a Claimant (or the Claimant’s duly authorized representative) will be given the opportunity to review and receive copies of any documents pertinent to the claim. Not later than 30 days after the review procedure commences, a Claimant (or the Claimant’s duly authorized representative) may request a hearing with the Appeals Committee, which the Appeals Committee, in its sole discretion, may grant.

18.4 Decision on Review. The Appeals Committee will render a final decision within 60 days of receipt of the appeal, unless special circumstances require an extension of time to 120 days. The Appeals Committee shall base its decision on all relevant information submitted by a Claimant (or the Claimant’s duly authorized representative) without regard to whether such information was previously submitted or considered. Such decision must be written in a manner calculated to be understood by the Claimant, and it must contain (i) specific reasons for the decision, (ii) specific references to the pertinent Plan provisions upon which the decision was based, and (iii) such other matters as the Appeals Committee deems relevant, including a statement of the Claimant’s right to bring an action under ERISA section 502(a) with respect to an adverse determination after final review of the claim.

18.5 Legal Action. A Claimant’s compliance with the foregoing provisions of this Article 18 is a mandatory prerequisite to a Claimant’s right to commence any legal action with respect to any claim for benefits under this Plan.

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ARTICLE 19

Trust

19.1 Establishment of the Trust. The Company shall establish the Trust, and each Employer shall transfer to the Trust such assets at such times as the Employer determines in its sole discretion.

19.2 Interrelationship of the Plan and the Trust. The provisions of the Plan shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust shall govern the rights of the Employers and the creditors of the Employers to the assets transferred to the Trust. Each Employer shall at all times remain liable to carry out its obligations under the Plan.

19.3 Distributions from the Trust. Each Employer’s obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Employer’s obligations under the Plan.

ARTICLE 20

Miscellaneous

20.1 Status of Plan. The Plan is intended to be a plan that is not qualified within the meaning of Code Section 401(a) and is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1). The Plan shall be administered and interpreted to the extent possible in a manner consistent with that intent.

20.2 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. For purposes of the payment of benefits under this Plan, any and all of an Employer’s assets shall be, and remain, the general, unpledged unrestricted assets of the Employer. An Employer’s obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money or distribute Shares, as the case may be, in the future.

20.3 Employer’s Liability. An Employer’s liability for the payment of benefits shall be defined only by the Plan and related forms. An Employer shall have no obligation to a Participant under the Plan except as expressly provided in the Plan and related forms.

20.4 Nonassignability. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. Subject to Section 20.14, no part of the amounts payable shall, prior to actual payment, be: (a) subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person; (b) transferable by operation of law in the event of a Participant’s or any

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other person’s bankruptcy or insolvency; or (c) transferable to a spouse or Domestic Partner as a result of a property settlement or otherwise.

20.5 Not a Contract of Employment. The terms and conditions of the Plan shall not be deemed to constitute a contract of employment between any Employer and a Participant. Nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of any Employer as an Employee, or to interfere with the right of any Employer to discipline or discharge the Participant at any time.

20.6 Furnishing Information. A Participant or his Beneficiary will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including, but not limited to, taking such physical examinations as the Committee may deem necessary.

20.7 Terms. Whenever any words are used herein in the masculine, they shall be constructed as though they were in the feminine in all cases where they would apply, and whenever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases when they would so apply.

20.8 Captions. The captions of the articles, sections and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

20.9 Governing Law. Subject to ERISA, the provisions of the Plan shall be construed and interpreted according to the laws of the State of Connecticut without regard to its conflicts of law principles.

20.10 Notice. Any notice or filing required or permitted to be given to the Committee under this Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Thomson Reuters Holdings Inc.

Deferred Compensation Plan Committee

Metro Center, One Station Place

Stamford, Connecticut 06902

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Participant.

20.11 Successors. The provisions of this Plan shall bind and inure to the benefit of the Participant’s Employer and its successors and assigns and the Participant and the Participant’s Beneficiaries.

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20.12 Validity. If any provision of this Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, and the Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

20.13 Incompetent. If the Committee determines in its discretion that a benefit under this Plan is to be paid to a minor, a person declared incompetent or a person incapable of handling the disposition of that person’s property, the Committee may direct payment of such benefit to the guardian, legal representative or person having the case and custody of such minor, incompetent or incapable person. The Committee may require proof of minority, incompetence, incapacity, or guardianship, as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Participant and the Participant’s Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such payment amount.

20.14 Court Order. The Committee is authorized to make any payments directed by court order in any action in which the Plan or the Committee has been named as a party. In addition, if a court determines that a spouse, former spouse, Domestic Partner, or former Domestic Partner of a Participant has an interest in the Participant’s benefits under the Plan in connection with a property settlement or otherwise, the Committee, in its sole discretion, shall have the right, notwithstanding any election made by a Participant, to immediately distribute the spouse’s, former spouse’s, Domestic Partner’s, or former Domestic Partner’s interest in the Participant’s benefits under the Plan to that spouse, former spouse, Domestic Partner, or former Domestic Partner.

20.15 Distribution in the Event of Taxation.

(a)

In General. If, for any reason, all or any portion of a Participant’s benefits under this Plan becomes taxable to the Participant prior to receipt, a Participant may petition the Committee before a Change in Control, or the trustee of the Trust after a Change in Control, for a distribution of that portion of his benefit that has become taxable. Upon the grant of such a petition, which grant shall not be unreasonably withheld (and, after a Change in Control, shall be granted), a Participant’s Employer shall distribute to the Participant immediately available funds or Shares (in the case of amounts attributable to Share Units or Matching Share Units) in an amount equal to the taxable portion of his benefit (which amount shall not exceed a Participant’s unpaid Account balance). If the petition is granted, the tax liability distribution shall be made within 90 days of the date when the Participant’s petition is granted. Such a distribution shall affect and reduce the benefits to be paid under this Plan.

(b)

Trust. If the Trust terminates in accordance with its terms and benefits are distributed from the Trust to a Participant in accordance with such terms, the Participant’s benefits under this Plan shall be reduced to the extent of such distributions.

25

20.16 Insurance. The Employers, on their own behalf or on behalf of the trustee of the Trust, and, in their sole discretion, may apply for and procure insurance on the life of the Participant, in such amounts and in such forms as the trustee may choose. The Employers or the trustee of the Trust, as the case may be, shall be the sole owner and beneficiary of any such insurance. The Participant shall have no interest whatsoever in any such policy or policies, and at the request of the Employers shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Employers have applied for insurance.

20.17 Legal Fees to Enforce Rights after Change in Control. The Company and each Employer is aware that upon the occurrence of a Change in Control, the Board or the board of directors of a Participant’s Employer (which might then be composed of new members) or a shareholder of the Company or the Participant’s Employer, or of any successor corporation might then cause or attempt to cause the Company, the Participant’s Employer or such successor to refuse to comply with its obligations under the Plan and may cause or attempt to cause the Company or the Participant’s Employer to institute, or may institute, litigation seeking to deny Participants the benefits intended under the Plan. Accordingly, if following a Change in Control, it should appear to any Participant that the Company, the Participant’s Employer or any successor corporation has failed to comply with any of its obligations under the Plan or any agreement thereunder or, if the Company, such Employer or any other person takes any action to declare the Plan void or unenforceable or institute any litigation or other legal action designed to deny, diminish or to recover from any Participant the benefits intended to be provided, then the Company and the Participant’s Employer irrevocably authorize such Participant to retain counsel of his choice at the expense of the Company and the Participant’s Employer (who shall be jointly and severally liable) to represent such Participant in connection with the initiation or defense of any litigation or other legal action, whether by or against the Company, the Participant’s Employer or any director, officer, shareholder or other person affiliated with the Company, the Participant’s Employer or any successor thereto in any jurisdiction.

26

THOMSON REUTERS

DEFERRED COMPENSATION PLAN

(2005 Component)

(Adopted effective as of January 1, 2005)

(continued)

ii

(continued)

iii

THOMSON REUTERS

DEFERRED COMPENSATION PLAN

(2005 Component)

Purpose

The purpose of the Thomson Reuters Deferred Compensation Plan (“DCP”) is to provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters Holdings Inc. and its affiliates. The DCP is comprised of two components: the 2005 Component (the “Plan”) and the Pre-2005 Component. The 2005 Component governs deferred compensation that is accrued or becomes vested after December 31, 2004. The Pre-2005 Component governs deferred compensation that was accrued and became vested on or before December 31, 2004. Any benefits under the Pre-2005 Component that were not vested as of December 31, 2004 were transferred to the Plan, effective January 1, 2005. Prior to April 17, 2008, the DCP was referred to as the Thomson Deferred Compensation Plan and was sponsored by Thomson Holdings Inc. The 2005 Component is intended to comply with Section 409A of the Internal Revenue Code and shall be interpreted and administered accordingly. This Plan was amended effective as of September 10, 2009 solely to reflect the unification of Thomson Reuters dual listed company structure.

ARTICLE 1

Definitions

Unless otherwise clearly apparent from the context, the following phrases and terms shall have the meanings indicated:

1.1 “Account” shall mean, with respect to a Participant, any or all of the Participant’s Deferral Account, Matching Share Unit Account, Share Unit Account, RSU Account, PRSU Account and Discretionary Contributions Account.

1.2 “Annual Bonus” shall mean for any Plan Year any cash compensation, other than Base Salary and Long-Term Bonus, relating to services performed during such Plan Year, payable to a Participant as an Employee under any Employer’s annual bonus or incentive plans.

1.3 “Annual Deferral Amount” shall mean for any Plan Year the portion of a Participant’s Base Salary, Annual Bonus, Long-Term Bonus, and/or stock compensation attributable to the vesting of PRSUs and RSUs that are deferred pursuant to Article 3. If a Participant’s employment with all Employers terminates prior to the end of a Plan Year, the Annual Deferral Amount for such year shall be the actual amount withheld prior to such termination of employment.

1.4 “Annual Valuation Method” shall mean a method of distributing the vested balance in a Participant’s Account, wherein such balance is distributed in 60, 120, or 180 monthly installments, as elected by the Participant (the “Installment Period”), which method shall be used to compute installments paid on or after April 1, 2006. For any Participant, the amount of each installment attributable to the portion of such Account, with respect to which additional amounts are credited under Section 3.4.4, shall be computed as follows:

(a)

The amount of each installment during the 12-month period beginning on April 1 in which the first installment is paid shall equal (i) the balance in such Account, as of the Measurement Date immediately preceding the first day of the month in which the first installment is paid, divided by (ii) the number of installments (i.e., the number of months) in the Installment Period.

(b)

The amount of any installment payable following the 12-month period referred to in paragraph (a) shall equal (i) the balance in such Account as of the March 1 immediately preceding the first day of the 12-month period in which any such installment is paid, divided by (ii) the number of installments (i.e., the number of months) remaining in the Installment Period as of the first day of any such 12-month period.

For purposes hereof, “Measurement Date” shall mean the first day of the month next preceding the month in which the first installment is paid or such other date as of which the balance in the Account is determined. Notwithstanding any other provision of the Plan to the contrary, in no event shall the amount of any installment with respect to a Participant exceed the balance in such Account as of the date on which any such installment is paid.

1.5 “Appeals Committee” shall mean the committee designated to hear appeals pursuant to Section 14.3.

1.6 “Base Salary” shall mean, for any Plan Year, the annual cash compensation relating to services performed during such Plan Year, whether or not paid or included on the Federal income tax Form W-2 for such Plan Year, but excluding bonuses, commissions, overtime, fringe benefits, stock options, PRSUs, RSUs and other equity grants, relocation expenses, severance, incentive payments, non-monetary awards, director’s fees and other fees, and automobile and other allowances paid to a Participant for employment services rendered (whether or not such allowances are included in the Participant’s gross income). Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Participant pursuant to all qualified and non-qualified plans of any Employer (including amounts not otherwise included in gross income under Code Sections 125, 132(f)(4), 402(c)(3), 402(h), or 403(b)); provided, however, that all such amounts will be included in compensation only to the extent that, had there been no such plan, the amount would have been payable in cash to the Participant.

1.7 “Beneficiary” shall mean one or more persons, trusts, estates or other entities, designated in accordance with Article 9, that are entitled to receive Benefits under the Plan upon the death of a Participant.

1.8 “Beneficiary Designation Form” shall mean the form established from time to time by the Committee that a Participant completes, signs and returns to the Committee to designate one or more Beneficiaries.

1.9 “Benefit” or “Benefits” shall mean the vested balance of a Participant’s Account payable under the Plan.

1.10 “Board” shall mean the board of directors of the Company.

1.11 “Change in Control” shall mean the first to occur of any of the following events:

(a)

The direct or indirect holdings of the Thomson family, in the voting power or fair market value of the stock of Thomson Reuters Corporation (or any successor thereto) fall below 40 percent. The rules in Section 318(a) of the Code and the Treasury Regulations thereunder shall be used to determine stock ownership. For purposes of this Section 1.11(a), the Thomson family includes the descendants and their spouses of the first Lord Thomson of Fleet.

(b)

Thomson Reuters Corporation (or any successor thereto) sells to an unrelated third party or parties (at one time or within any two year period) in the aggregate all or substantially all of its assets and the assets of its wholly owned subsidiaries immediately prior to the sale or sales.

1.12 “Claimant” shall have the meaning set forth in Section 14.1.

1.13 “Closed Period” shall mean any period during which Participants are prohibited, by law or pursuant to policies established by Thomson Reuters, from acquiring or selling Shares.

1.14 “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.15 “Committee” shall mean the committee designated to administer the Plan as described in Article 12.

1.16 “Company” shall mean Thomson Reuters Holdings Inc. (Thomson Holdings Inc. prior to June 30, 2008) and any successor to all or substantially all of the Company’s assets or business.

1.17 “Deferral Account” shall mean, with respect to any Participant, one or more sub-accounts to which shall be credited the Participant’s Annual Deferral Amounts, plus amounts credited to such account pursuant to Section 3.4, less the following: (i) amounts credited to his PRSU Account pursuant to Section 3.6; (ii) amounts credited to his RSU Account pursuant to Section 3.7; (iii) amounts distributed to the Participant or his Beneficiary that relate to his Deferral Account; and (iv) amounts converted from a Measurement Fund to Share Units pursuant to Section 4.1. The Deferral Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.

1.18 “Disability” or “Disabled” shall mean, with respect to any Participant, a permanent physical or mental incapacity resulting in the Participant being unable to engage in any gainful employment and which would entitle the Participant to begin receiving disability benefits under (i) the Federal Social Security Act or (ii) his Employer’s long-term disability plan, had the Participant been a participant in such plan.

1.19 “Discretionary Contributions” shall mean an amount credited by an Employer on behalf of a Participant to his Discretionary Contributions Account pursuant to Section 5.1.

1.20 “Discretionary Contributions Account” shall mean, with respect to any Participant, an account to which shall be credited Discretionary Contributions pursuant to Section 5.1 plus any amounts credited pursuant to Section 3.4, less any amounts distributed in any form to the Participant or his Beneficiary that relate to his Discretionary Contributions Account. The Discretionary Contributions Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.

1.21 “Distribution Event” shall mean the earlier of a Participant’s Retirement, Termination of Employment or death, the occurrence of which entitles the Participant (or his Beneficiary, as the case may be) to Benefits in accordance with Article 7.

1.22 “Domestic Partner” shall mean a person who has formed a domestic partnership with a Participant. A domestic partnership is: (i) a relationship between two adults of the same or opposite gender, which includes residing together and being jointly responsible for each other’s common welfare and financial obligations, where the Participant has attested to meeting certain criteria for domestic partnership as determined from time to time by the Committee in accordance with applicable law; or (ii) a domestic partnership that has been registered with a governmental entity pursuant to State or local law authorizing such registration.

1.23 “Election Form” shall mean the form (written or electronic) established from time to time by the Committee for Participants to make elections under the Plan.

1.24 “Employee” shall mean a person who is an employee of any Employer.

1.25 “Employer” shall mean the Company and any entity organized in the United States with whom the Company would be considered a single employer under Code Sections 414(b) or (c) that has been selected by the Company to participate in the Plan.

1.26 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

1.27 “Fair Market Value” shall mean on any day, the closing price in U.S. dollars of a Share on the New York Stock Exchange, or if not so traded on such date, the average of the closing bid and ask prices on such exchange for that date; provided, however, that (i) if the

Shares are not traded on the New York Stock Exchange or (ii) if in the discretion of the Committee, such exchange does not reflect the fair market value of the Shares, then “Fair Market Value” shall mean the closing price in the applicable trading currency of a Share on the other primary trading market for the Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into the applicable currency (based on the mid-market noon spot rate for the exchange on the immediately preceding business day), in each case using such closing price reported in such other source as the Committee deems to be reliable. If the Shares are not traded on the New York Stock Exchange or the Toronto Stock Exchange or on any other trading market, the Committee shall determine in its sole discretion in good faith a method for determining “Fair Market Value” as of a particular date.

1.28 “Key Employee” shall mean an Employee treated as a “specified employee” under Code Section 409A(a)(2)(B)(i), i.e., a key employee of the Company (as defined in Code Section 416(i) without regard to paragraph (5) thereof). The Committee shall determine which Employees shall be deemed Key Employees using December 31st as an identification date.

1.29 “Key Employee Limitation” shall mean the limitation on distributions specified in Section 7.11, which is intended to comply with Section 409A.

1.30 “Long-Term Bonus” shall mean any cash compensation (other than Base Salary and Annual Bonus) and, effective January 1, 2006, PRSUs awarded to a Participant under any Employer’s long-term bonus and incentive plans.

1.31 “Matching Share Unit Account” shall mean, with respect to any Participant, one or more sub-accounts to which shall be credited the aggregate number of Matching Share Units credited pursuant to Sections 4.3 and 4.4.2, less any Matching Share Units distributed to the Participant or his Beneficiary in Shares or cash that relate to his Matching Share Unit Account. The Matching Share Unit Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares (and cash, in the event of a fractional Share) to be distributed to a Participant or his Beneficiary.

1.32 “Matching Share Units” and “MSUs” shall mean units representing Shares that are credited by an Employer on behalf of a Participant to his Matching Share Unit Account pursuant to Section 4.3.

1.33 “Measurement Date” shall have the meaning set forth in Sections 1.4 and 1.41.

1.34 “Measurement Funds” shall have the meaning set forth in Section 3.4.1.

1.35 “Participant” shall mean any Employee (i) who is selected to participate in the Plan, (ii) who elects to participate in the Plan, (iii) who timely submits a signed Election Form to the Committee, (iv) whose signed Election Form is accepted by the Committee, and (v) who commences participation in the Plan. A spouse, former spouse, Domestic Partner, or former Domestic Partner of a Participant shall not be treated as a Participant or have an Account balance, even if he has an interest in the Participant’s Benefits under the Plan as a result of applicable law or property settlements resulting from legal separation, divorce or dissolution of the domestic partnership.

1.36 “Plan” shall mean the 2005 Component of the Thomson Reuters Deferred Compensation Plan, which shall be evidenced by this document, as it may be amended from time to time.

1.37 “Plan Year” shall mean a period beginning on January 1 of each calendar year and continuing through December 31 of such calendar year.

1.38 “Pre-2005 Component” shall mean the component of the Thomson Reuters Deferred Compensation Plan that governs compensation deferred under the DCP that was accrued and became vested on or before December 31, 2004.

1.39 “PRSU” shall mean a performance-based restricted share unit representing Shares payable to a Participant as a Long-Term Bonus, where the receipt of Shares upon vesting is deferred pursuant to Section 3.6.

1.40 “PRSU Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of PRSUs deferred into the Plan by such Participant pursuant to Section 3.6, less any PRSUs distributed to the Participant or his Beneficiary in Shares or cash that relate to his PRSU Account. The PRSU Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares (and cash, in the event of a fractional Share) to be distributed to a Participant or his Beneficiary.

1.41 “Quarterly Valuation Method” shall mean a method of distributing the balance in a Participant’s Account wherein such balance is distributed in 60, 120, or 180 monthly installments, as elected by the Participant (the “Installment Period”), which method shall be used to compute monthly installments paid prior to April 1, 2006. For any Participant, the amount of each monthly installment attributable to the portion of such Account, with respect to which additional amounts are credited under Section 3.4.4, shall be computed as follows:

(a)

The amount of each monthly installment during the calendar quarter in which the first monthly installment is paid shall equal (i) the balance in such Account, as of the Measurement Date immediately preceding the first day of the month in which the first monthly installment is paid, divided by (ii) the number of months in the Installment Period.

(b)

The amount of any subsequent monthly installment shall equal (i) the balance in such Account as of the Measurement Date immediately preceding the first day of the calendar quarter in which any such monthly installment is paid, divided by (ii) the number of months remaining in the Installment Period as of the first day of any such calendar quarter.

For purposes hereof, “Measurement Date” shall mean the first day of the month next preceding the month in which a monthly installment is paid or such other date (determined by the Committee) as of which the balance in an Account is determined. Notwithstanding any other provision of the Plan to the contrary, in no event shall the amount of any monthly installment with respect to a Participant exceed the balance in such Account as of the date on which any such installment is paid.

1.42 “Retirement”, “Retires”, “Retiring”, or “Retired” shall mean, with respect to any Employee, a separation from service (within the meaning of Section 409A) from all Employers and any entity with whom the Company would be considered a single employer under Code Section 414(b) or (c) and Treasury Regulations §1.409A-1(h) for any reason other than a leave of absence or death on or after the attainment of age 55.

1.43 “Retirement Election” shall mean the election that may be made by a Participant the first time the Participant is eligible to participate in the Plan (or any time thereafter, subject to the transition rules under Section 7.10 and the Subsequent Election Limitations), regarding the timing and form in which the Participant’s Benefit shall be distributed.

1.44 “RSU” shall mean a restricted share unit in respect of Shares granted to a Participant, where the receipt of such Shares upon vesting is deferred pursuant to Section 3.7.

1.45 “RSU Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of RSUs deferred into the Plan by such Participant pursuant to Section 3.7, less any RSUs distributed to the Participant or his Beneficiary in Shares or cash that relate to his RSU Account. The RSU Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares (and cash, in the event of a fractional Share) to be distributed to a Participant or his Beneficiary.

1.46 “Section 409A” shall mean Section 409A of the Code, as the same may be amended from time to time, and any successor statute to such section of the Code and the regulations promulgated thereunder.

1.47 “Share Ownership Guidelines” shall mean the Thomson Reuters Executive Share Ownership Guidelines, as in effect from time to time.

1.48 “Shares” shall mean common shares of Thomson Reuters Corporation. For purposes of the Plan, the price of a Share shall be the price on the New York Stock Exchange or the Toronto Stock Exchange, as determined in the sole discretion of the Committee. No more than 7,000,000 Shares may, in the aggregate, be issued pursuant to the Pre-2005 Component and Sections 4.1 and 4.3 of this Plan. Shares distributed in payment of a Participant’s Share Unit Account shall consist of newly issued Shares from treasury, and such Shares shall be distributed in accordance with and subject to applicable securities laws.

1.49 “Share Unit Account” shall mean, with respect to any Participant, an account to which shall be credited the aggregate number of Share Units converted pursuant to Section 4.1, less any Share Units distributed to the Participant or his Beneficiary in Shares or cash that relate to his Share Unit Account. The Share Unit Account balance shall be a bookkeeping entry only and shall be utilized solely as a device for determining the number of Shares (and cash, in the event of a fractional Share) to be distributed to a Participant or his Beneficiary.

1.50 “Share Units” shall mean units representing Shares that are credited to a Participant’s Share Unit Account.

1.51 “Short-Term Payout” shall mean the Benefit set forth in Section 6.1.

1.52 “Subsequent Election Limitations” shall mean the following limitations applicable to any Participant’s subsequent election to delay receipt of all or a portion of the Benefits or to change the form of such payment: (i) such election may not take effect until at least 12 months after the date on which the election is made; (ii) with respect to an election related to Benefits payable for reasons other than death or Unforeseeable Emergency, no payments specified in a subsequent election may be made during the five-year period commencing on the date distribution of benefits would have commenced but for such subsequent election; and (iii) with respect to a subsequent election related to Benefits payable pursuant to a fixed schedule or payable at a specified time, such election may not be made less than 12 months prior to the date of the first scheduled payment. For purposes hereof, installment payments shall be treated as a single payment.

1.53 “Termination of Employment”, “Terminate Employment” and words of similar import shall mean, with respect to any Employee, the separation from service (within the meaning of Section 409A) with all Employers and any entity with whom the Company would be considered a single employer under Code Section 414(b) or (c) and Treasury Regulations §1.409A-1(h), voluntarily or involuntarily, for any reason other than Retirement, death or an authorized leave of absence.

1.54 “Thomson Reuters” shall mean Thomson Reuters Corporation and its respective subsidiaries or any one of them, as the context requires.

1.55 “Trust” shall mean one or more trusts established pursuant to that certain Master Trust Agreement, dated as of February 14, 1994, between the Company and the trustee named therein, as amended and restated from time to time.

1.56 “Unforeseeable Emergency” shall mean a severe financial hardship to a Participant resulting from an illness or accident of the Participant, the Participant’s spouse, the Participant’s dependent (within the meaning of Section 152(a) of the Code), or the Participant’s designated Beneficiary, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, or such other circumstances or events, if any, that are included within the meaning of “unforeseeable emergency” under Section 409A.

ARTICLE 2

Selection and Enrollment

2.1 Selection of Participants by Committee. Participants shall be limited to a select group of senior management Employees, as determined by the Committee.

2.2 Initial Enrollment Requirements. As a condition to participation, each Participant shall complete, execute and return to the Committee an Election Form, with respect to services performed subsequent to such election, within 30 days after being selected to participate in the Plan. If an Employee already participates in a nonqualified deferred compensation plan that is required to be aggregated with this Plan under Section 409A, then such Employee will become a Participant as of the first day of the next Plan Year, provided his Election Form is timely delivered to the Committee. The Committee shall establish from time to time such other enrollment requirements as it determines are necessary, convenient or appropriate to carry out any of the purposes or intent of the Plan or to better assure the Plan’s compliance with Section 409A. Participation shall commence as soon as practicable following timely receipt of all required enrollment materials.

2.3 Termination of Participation and/or Deferrals. Once an Employee becomes a Participant, he shall remain a Participant until the earliest to occur of his Termination of Employment, Retirement or death. However, if the Committee determines in good faith that a Participant no longer qualifies as a member of a select group of management or highly compensated employees, as membership in such group is determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, the Participant’s participation in the Plan will cease on December 31st of the Plan Year in which such determination is made.

2.4 Reemployment. If a Participant (i) Terminates Employment or Retires, (ii) is subsequently reemployed by the Company, (iii) is selected by the Committee to again be eligible to participate in the Plan, and (iv) elects to participate in the Plan in accordance with Section 2.2, he will be treated as a new Participant with respect to amounts credited to his Account attributable to periods of service commencing on or after the date of such reemployment. Any amounts credited to the Participant’s Account attributable to periods prior to his Termination of Employment or Retirement will be treated separately for all purposes under the Plan. Notwithstanding any provision of the Plan to the contrary, any such Participant who is reemployed during the 24-month period beginning on the date of such Termination of Employment or Retirement may not be eligible to participate in the Plan prior to the first day of the first Plan Year following the Plan Year in which such reemployment occurs.

ARTICLE 3

Deferral of Compensation and Shares

3.1 Amount of Deferral. Each Plan Year a Participant may elect, in accordance with Section 3.2, to defer his Base Salary, Annual Bonus, and/or Long-Term Bonus in any amount up to the maximum percentages of such Salary or Bonus as shall be determined for each Participant by the Committee in its sole discretion. Except as otherwise provided herein, any such election shall be irrevocable.

3.2 Election to Defer. Each Plan Year a Participant may make a deferral election, by timely delivering an Election Form to the Committee, in accordance with its rules and procedures, before the end of the Plan Year preceding the Plan Year for which the election is made. Elections to defer performance-based Annual and Long-Term Bonuses must be made prior to the beginning of the last calendar year in the applicable performance cycle. If no such

Election Form is timely delivered for a Plan Year, the Annual Deferral Amount shall be zero for that Plan Year. Such annual Election Form shall indicate the time at which amounts deferred during such Plan Year are to be distributed (i.e., at Retirement/Termination of Employment or in a Short-Term Payout pursuant to Section 6.1); provided, however, that with respect to the deferral of an Annual Bonus, if a Termination of Employment occurs prior to March 15th of the year immediately following the end of the performance period under the Annual Incentive Plan (“AIP”), the Annual Bonus shall be paid in accordance with the AIP but in no event later than March 15th of the year following the year in which the Participant becomes vested in the Annual Bonus. Subject to the Subsequent Election Limitations, such election shall govern the distribution of deferred amounts, regardless of whether such deferred amounts are transferred from a Participant’s Deferral Account to Share Unit Account.

3.2.1 Deadline for Deferral Elections of Certain PRSUs. Notwithstanding anything in Section 3.2 to the contrary, a Participant who is eligible to defer PRSUs pursuant to Section 3.6 may elect to defer any such PRSUs which by their terms and conditions (a) are scheduled to vest approximately three years after the grant and (b) include performance conditions based on the first calendar year in which the award was granted by filing an Election Form no later than thirty (30) days after the date that a Participant receives notification via electronic means or in writing from the Company or one of its affiliates that he has been granted such PRSUs, including the amount of such PRSUs granted, and the Participant has also been provided with access to the applicable terms and conditions related to the award; provided, that in order for such deferral election to be effective, the Participant is required to remain employed as an Employee for at least 12 months after the date of the filing of such Election Form.

3.3 Withholding of Annual Deferral Amounts. For each Plan Year, the Base Salary portion of the Annual Deferral Amount shall be withheld from each regularly scheduled Base Salary payroll in equal amounts, as adjusted from time to time for changes in Base Salary. The Annual Bonus and/or Long-Term Bonus portions of the Annual Deferral Amount shall be withheld at the time the Annual Bonus and/or Long-Term Bonus are or otherwise would be paid to the Participant.

3.4 Crediting/Debiting of Account Balances. Amounts shall be credited or debited to a Participant’s Deferral Account in accordance with the following rules:

3.4.1 Measurement Funds. The Committee shall select one or more of the measurement funds for the purpose of crediting additional amounts to Deferral Accounts. The Committee may, in its sole discretion, discontinue, substitute or add a Measurement Fund.

3.4.2 Election of Measurement Funds. A Participant, in connection with his initial deferral election pursuant to Section 2.2, shall select, on an Election Form, one or more Measurement Funds to be used to determine the additional amounts to be credited to his Deferral Account. A Participant may, at any time, change the Measurement Funds to be used to determine the additional amounts to be credited to his Deferral Account, or the portion of his Deferral Account allocated to each previously or newly selected Measurement Fund.

3.4.3 Proportionate Allocation. In making an election described in Section 3.4.2, the Participant shall specify, in increments of one percentage point (1%), the percentage of his Deferral Account to be allocated to a Measurement Fund (as if the Participant was making an investment in that Measurement Fund with that portion of his Deferral Account).

3.4.4 Crediting and Debiting of Accounts. The performance of each Measurement Fund shall be determined by the Committee, in its reasonable discretion, based on the performance of the Measurement Funds. A Participant’s Account balance shall be credited or debited on a daily basis based on the performance of each applicable Measurement Fund as though (i) a Participant’s Deferral Account was invested in the Measurement Funds selected by the Participant and (ii) the portion of the Annual Deferral Amount that was actually deferred during any calendar month was invested in such Measurement Funds in the percentages applicable to such calendar month, no later than the close of business on the first business day of such calendar month, at the closing price on such date.

3.4.5 No Actual Investment. Notwithstanding any other provision of the Plan to the contrary, the Measurement Funds are to be used for measurement purposes only, and a Participant’s selection of any such Measurement Fund, the allocation to his Deferral Account thereto, the calculation of additional amounts and the crediting or debiting of such amounts to a Participant’s Deferral Account shall not be considered or construed in any manner as an actual investment of his Deferral Account in any such Measurement Fund. If the Company or the trustee of the Trust, in its own discretion, decides to invest funds in any or all of the Measurement Funds, no Participant shall have any rights in or to such investments. Without limiting the foregoing, a Participant’s Deferral Account shall at all times be a bookkeeping entry only and shall not represent any investment made on his behalf by the Company or the trustee, and the Participant shall at all times remain an unsecured creditor of the Company.

3.5 FICA and Other Taxes. In accordance with Section 409A, for each Plan Year in which an Annual Deferral Amount is being withheld with respect to a Participant, the Participant’s Employer shall withhold from that portion of the Participant’s compensation that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA and other employment taxes on such Annual Deferral Amount. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 3.5, provided such amount does not exceed the aggregate of the FICA amount and the applicable income tax withholding related to such FICA amount.

3.6 Deferral of PRSUs. Subject to Section 3.2, any Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee may elect to defer into his PRSU Account all or a portion of any Long-Term Bonus awarded in the form of PRSUs as of the date such PRSUs are otherwise payable. PRSUs credited to a Participant’s PRSU Account will not be counted for purposes of determining Matching Share Units. A Participant for whom a PRSU Account is maintained shall have no rights as a stockholder with respect to any PRSUs until such PRSUs are converted to Shares and distributed to the Participant. If and when dividends are paid on Shares, each PRSU Account shall be credited with the number of PRSUs (including fractional PRSUs, as applicable) equal to the number obtained by dividing (i) the aggregate amount of dividends that would be payable on the number of Shares equal to the number of PRSUs credited to each such Account as of the appropriate dividend record date by

(ii) the Fair Market Value of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2.

3.7 Deferral of RSUs.

3.7.1 With respect to any Participant who is granted RSUs in May 2008 and makes a transition election pursuant to Section 7.10(e) to change the timing and method of settlement of such RSUs, such RSUs shall be credited to the Participant’s RSU Account at the time of such election. RSUs credited to a Participant’s RSU Account will be not be counted for purposes of determining Matching Share Units. A Participant for whom an RSU Account is maintained shall have no rights as a stockholder with respect to any RSUs until such RSUs are converted to Shares and distributed to the Participant. Dividends will not be credited to any such Participant’s RSU Account.

3.7.2 Subject to Section 3.2, any Participant who is authorized by the Committee may elect to defer into his RSU Account all or a portion of any award in the form of RSUs as of the date such RSUs are otherwise payable. RSUs credited to the Participant’s RSU Account will not be counted for purposes of determining Matching Share Units. A Participant for whom an RSU Account is maintained shall have no rights as a stockholder with respect to any RSUs until such RSUs are converted to Shares and distributed to the Participant. Dividends may be credited to such Participant’s RSU Account and, if and when dividends are paid on Shares, each RSU Account shall be credited with the number of RSUs (including fractional RSUs, as applicable) equal to the number obtained by dividing (i) the aggregate amount of dividends that would be payable on the number of Shares equal to the number of RSUs credited to each such Account as of the appropriate dividend record date by (ii) the Fair Market Value of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2.

3.8 Vesting of Accounts. A Participant shall at all times be 100 percent vested in his Deferral Account and Share Unit Account. A Participant shall vest in PRSUs and RSUs deferred into his PRSU and RSU Accounts, respectively, in accordance with the vesting schedule applicable to such PRSUs and RSUs at the time of grant. A Participant’s vested interest in his Matching Share Unit Account shall be determined under Section 4.4. A Participant’s vested interest in his Discretionary Contributions Account shall be determined by the Committee at the time a Discretionary Contribution is made to such account.

3.9 Withholding on Distributions. The Employer, or the trustee of the Trust, shall withhold from any payments made to a Participant under the Plan all federal, state and local income, employment and other taxes that the Employer or the trustee of the Trust, as applicable, deems necessary or appropriate to be withheld, in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Employer or the trustee of the Trust, as the case may be.

3.10 Adjustment in the Event of Recapitalization. In the event of any change in the outstanding Shares by reason of stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the stockholders, the number of PRSUs and RSUs credited to a Participant’s PRSU and RSU Accounts shall be adjusted as the Committee determines is necessary and appropriate. Any such determination shall be conclusive and binding for all purposes of the Plan.

ARTICLE 4

Conversion to Share Units and Matching Contributions

4.1 Conversion of Deferral Account to Share Units. Not more frequently than once each calendar month, any Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee, may elect to convert to Share Units part or all of the amount credited to his Deferral Account, which Share Units shall be credited to a Share Unit Account established in the name of the Participant, provided, however, that any such election made during a Closed Period shall be null and void.

4.2 Number of Share Units Credited. The number of Share Units to be credited to a Participant’s Share Unit Account in connection with an election pursuant to Section 4.1 shall be determined on the basis of the Fair Market Value of a Share on the day before the date of the conversion.

4.3 Matching Share Units. Each Participant’s Matching Share Unit Account shall be credited with the number of Matching Share Units (“MSUs”) equal to ten percent of the number of Share Units (not including Share Units attributable to dividends) credited to each such Participant’s Share Unit Account pursuant to Section 4.1.

4.3.1 Matching Share Units Related to Pre-2005 Component Conversions to Share Units After December 31, 2004. The Matching Share Unit Account of any Participant who converts any amounts in his “Deferral Account” under the Pre-2005 Component to Share Units on or after January 1, 2005 shall be credited with the number of MSUs equal to ten percent of the number of “Share Units” credited to any such Participant’s “Share Unit Account” (as such terms are defined in the Pre-2005 Component) pursuant to Sections 4.1 and 5.1 of the Pre-2005 Component. Such MSUs shall be distributed in accordance with the Participant’s Retirement Election. If there is no such election, then distribution shall be made in a lump sum in accordance with Article 7.

4.4 Vesting of Matching Share Units. One-fourth of the Matching Share Units credited to a Participant’s Matching Share Unit Account during any Plan Year shall become vested on each of the first four anniversaries of the date the underlying Share Units are credited, so long as the Participant has not Terminated Employment as of the respective anniversary date. Upon terminating employment on account of death or Disability or upon termination of the Plan, a Participant shall become fully vested in all MSUs credited to his Matching Share Unit Account. Upon Terminating Employment (other than due to Disability), a Participant shall forfeit all unvested MSUs credited to his Matching Share Unit Account. Upon Retiring, a Participant shall become vested in a percentage of the unvested MSUs credited to his Matching Share Unit Account determined under the following schedule:

Age at Retirement	Percentage Vested
55	65
56	70
57	75
58	80
59	85
60	90
61	95
62 or older	100

4.4.1 Impact of Reemployment on Vesting. A Participant who is rehired by an Employer after his Retirement or Termination of Employment shall not be entitled to amounts forfeited under Section 4.4 prior to his reemployment.

4.4.2 Unvested Matching Share Units Transferred From Pre-2005 Component. A Participant’s “Matching Share Units” in the Pre-2005 Component that were unvested as of December 31, 2004 shall (i) be transferred to the Participant’s Matching Share Unit Account hereunder effective January 1, 2005, (ii) continue to vest in accordance with the original vesting schedule, and (iii) subject to Section 7.10 and the Subsequent Election Limitations, be distributed in accordance with the distribution form in effect on December 31, 2004 with respect to the underlying Share Units in the Pre-2005 Component.

4.5 FICA and Other Taxes on Matching Share Units. In accordance with Section 409A, for each Plan Year in which a Participant becomes vested in Matching Share Units credited to his Matching Share Unit Account, the Participant’s Employer shall withhold from that portion of the Participant’s Base Salary and Annual Bonus that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA and other employment taxes on the Matching Share Units vesting in such year. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 4.5, provided such amount does not exceed the aggregate of the FICA amount and the income tax withholding related to such FICA amount.

4.6 Dividends. If and when dividends are paid on Shares, any Share Unit Account of a Participant shall be credited with the number of Share Units (including fractional Share Units, as applicable) equal to the number obtained by dividing (i) the aggregate amount of dividends that would be payable on the number of Shares equal to the number of Share Units credited to any such Participant’s Account as of the appropriate dividend record date; by (ii) the Fair Market Value of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2. The Matching Share Units are not credited with dividends.

4.7 Adjustment in the Event of Recapitalization. In the event of any change in the outstanding Shares by reason of stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the stockholders, the number of Share Units and Matching Share Units credited to a Participant’s Share Unit and Matching Share Unit Accounts shall be adjusted as the Committee determines is necessary and appropriate. Any such determination shall be conclusive and binding for all purposes of the Plan.

4.8 Rights as Stockholder. A Participant for whom a Share Unit Account and/or a Matching Share Unit Account are maintained shall have no rights as a stockholder with respect to any Share Units and/or Matching Share Units credited to such Accounts until such Share Units and/or Matching Share Units, as applicable, are converted to Shares and distributed to the Participant.

4.9 Fractional Interests. If any fractional unit exists after a lump sum payment or last installment payment, as the case may be, of Shares is delivered to the Participant, such fractional unit shall be paid to the Participant in cash within ten days after the date of such lump sum payment or last installment payment. The value of such fractional unit shall be determined in accordance with procedures established from time to time by the Committee.

ARTICLE 5

Discretionary Contributions

5.1 Discretionary Contributions. The Company may, from time to time, make Discretionary Contributions to those Participants selected to receive such contributions in accordance with the terms and conditions specified in writing by the Company at the time such Discretionary Contributions are made. Notwithstanding the foregoing, eligibility for and the terms and conditions with respect to Discretionary Contributions for members of the Executive Committee of Thomson Reuters shall be determined by the Human Resources Committee of the Board of Directors of Thomson Reuters. Discretionary Contributions shall be allocated to the Discretionary Contributions Accounts of the respective Participants. It is intended that the grant and distribution of any Discretionary Contributions shall comply with Section 409A.

ARTICLE 6

Short-Term Payout and Unforeseeable Financial Emergencies

6.1 Short-Term Payout. In connection with each election to defer all or a portion of an Annual Deferral Amount, a Participant may elect to receive all or a portion of such Annual Deferral Amount as a “Short-Term Payout” by indicating on the Election Form a specified date that such amount is to be paid. The Short-Term Payout shall be a lump sum payment in an amount equal to the allocated portion of the Annual Deferral Amount plus amounts credited or debited pursuant to Section 3.4 on that amount. The Participant’s Account shall be valued as of January 1 of the Plan Year in which such distribution shall be made. Short-Term Payouts shall be distributed within 90 days after the first day of any Plan Year designated by the Participant that is at least five Plan Years after the Plan Year with respect to which the Annual Deferral Amount is actually deferred. Effective January 1, 2009, no more than three Short-Term Payout sub-accounts will be maintained under the Plan for the benefit of a Participant at any one time, with each such sub-account representing a specified distribution date, provided that for Participants who have more than three Short-Term Payout sub-accounts established as of January 1, 2009, the sub-accounts in excess of three will continue to be maintained until distributions are made under those sub-accounts.

6.2 Election Changes. Subject to the Subsequent Election Limitations, any Participant who elects a Short-Term Payout may make another election to further defer the distribution of such Short-Term Payout by submitting to the Committee either a new Election Form (during the open enrollment period) or a distribution re-election form (at any time during the Plan Year).

6.3 Distribution Event Prior to Short-Term Payout. Subject to the Subsequent Election Limitations, if a Distribution Event occurs prior to a Participant’s scheduled Short-Term Payout, the vested balance in each of the Participant’s Short-Term Payout sub-accounts shall be distributed in (i) accordance with the provisions of Article 7 if such Distribution Event occurs prior to January 1, 2009, and (ii) subject to Section 7.11, a lump sum within 90 days of the Distribution Event if the Distribution Event occurs after December 31, 2008.

6.4 Unforeseeable Financial Emergencies. Upon approval by the Committee, a Participant may withdraw all or any portion of his vested Account balance for an Unforeseeable Emergency. The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under this Plan. Notwithstanding Section 3.2, if the Committee approves a distribution due to an Unforeseeable Emergency, the Participant’s deferrals under the Plan shall cease for the Plan Year in which such distribution occurs. Any distribution pursuant to this Section 6.4 from a Participant’s Share Unit Account, PRSU Account, RSU Account, and/or vested Matching Share Unit Account shall be in Shares. A Participant electing a withdrawal under this Section 6.4 may designate the Account or Accounts from which any amounts so distributed shall be taken. If no election is made, amounts distributed shall be taken first from the Participant’s Deferral Account and then from the Participant’s Discretionary Contribution, Share Unit, PRSU, RSU, and Matching Share Unit Accounts (in each case, to the extent vested), respectively.

ARTICLE 7

Distribution of Benefits

7.1 Retirement Election. The first time a Participant makes a deferral election under Section 2.2 (or elects to defer PRSUs or RSUs, if applicable), the Participant may elect to receive his Account at Retirement or Termination of Employment in one of the forms set forth in Section 7.2 (such an election is referred to as a “Retirement Election”). Subject to Article 6, a Participant may make only one Retirement Election with respect to his Benefit. If a Participant fails to make a Retirement Election, the Participant will be deemed to have elected to receive his Benefit in a lump sum.

7.2 Forms and Timing of Distributions. A Participant may elect, in his Retirement Election, to receive his Benefit in either a lump sum or in installments over a period of 60, 120 or 180 months pursuant to the Quarterly Valuation Method or the Annual Valuation Method, as applicable. Benefit payments made in a lump sum shall be made during the month following (i)

the Participant’s Retirement or Termination of Employment with respect to such events that occur prior to February 1, 2009 and (ii) the first anniversary of the Participant’s Retirement or Termination of Employment with respect to such events that occur after January 31, 2009. Benefit payments made in installments shall begin (a) on the first day of the third month following the Participant’s Retirement or Termination of Employment with respect to such events that occur prior to February 1, 2009 and (b) on the first day of the month following the first anniversary of the Participant’s Retirement or Termination of Employment with respect to such events that occur after January 31, 2009.

7.3 Distribution Events. A Participant’s Benefit shall be distributed upon the occurrence of a Distribution Event in accordance with this Article 7, as follows:

7.3.1 Retirement and Termination Benefits.

(a)

If a Participant Retires or Terminates Employment and, on the date of such Retirement or Termination of Employment, the Participant has a Retirement Election in effect and the aggregate value of his Benefit (excluding his PRSU and RSU Accounts and, with respect to Participants who Terminate Employment or Retire on or after January 1, 2009, Short-Term Payout amounts) is $100,000 or more, the Participant’s Benefit (other than his PRSU and RSU Accounts and, with respect to Participants who Terminate Employment or Retire on or after January 1, 2009, Short-Term Payout amounts) shall be distributed in accordance with the Retirement Election, if any.

(b)

If a Participant Retires or Terminates Employment without a Retirement Election in effect or, on the date of such Retirement or Termination of Employment, the aggregate value of his Benefit (excluding his PRSU and RSU Accounts and, with respect to Participants who Terminate Employment or Retire on or after January 1, 2009, Short-Term Payout amounts) is less than $100,000, the Participant’s Benefit (other than his PRSU and RSU Accounts) shall be distributed in a lump sum.

(c)

Notwithstanding Sections 7.3.1(a) and (b) to the contrary, if a Participant Retires prior to October 1, 2007 and, on the date of such Retirement, the aggregate value of the such Participant’s Benefit (excluding PRSUs) is less than $100,000, the Participant’s Benefit (other than PRSUs) shall be distributed in accordance with his Retirement Election, if any.

(d)

If a Participant Retires or Terminates Employment and, on the date of such Retirement or Termination of Employment, in the aggregate, at least 3,000 PRSUs and RSUs are credited to his PRSU Account and RSU Account (excluding Short-Term Payout amounts), subject to Sections 6.3 and 7.3.1(e), the balance in such Accounts shall be distributed in accordance with his Retirement Election, if any.

(e)

If (i) a Participant does not make a Retirement Election or (ii) the Participant Retires or Terminates Employment and, on any Measurement Date, in the aggregate less than 3,000 PRSUs and RSUs are credited to his PRSU Account and RSU Account (excluding Short-Term Payout amounts), the balance in such Accounts shall be distributed in a lump sum.

7.3.2 Disability Benefit. If a Participant Retires or Terminates Employment as a result of becoming Disabled, his vested Account shall be distributed in accordance with Section 7.3.1. A Participant’s Disability following his Retirement or Termination of Employment shall have no effect on the time and form of distribution of his Benefits.

7.3.3 Death Benefit. If a Participant dies before distribution of his Benefit has commenced, his Benefit shall be paid in a lump sum to his Beneficiary within 90 days of his death. If a Participant dies while his Benefit is being distributed, his Benefit shall be distributed as follows: (i) if the remaining Benefit payments (excluding his PRSU and RSU Accounts) equals at least $50,000 on his date of death, any undistributed Benefit payments shall be paid to his Beneficiary on the same schedule as the Benefit would have been paid to the Participant had he survived; (ii) if the remaining Benefit payments (excluding his PRSU and RSU Accounts) is less than $50,000 on his date of death, any undistributed Benefit payments shall be paid to the Participant’s Beneficiary in a lump sum within 90 days of the Participant’s death; and (iii) the Benefit attributable to the Participant’s PRSU and RSU Accounts shall be distributed in accordance with Section 7.3.1 (d) and (e).

7.4 Distribution of Share Units. Share Units credited to a Share Unit Account pursuant to Section 4.1 shall be distributed at the same time and in the same form as the amounts in the Deferral Account from which the conversion is made. Any Participant who makes a conversion election pursuant to Section 4.1 prior to January 1, 2009 shall be deemed to have made a transition election, pursuant to Section 7.10(b), (c) or (d), as applicable, provided that any such election shall not (i) accelerate the distribution of any amounts into the year in which the conversion election is made or (ii) defer to a subsequent year the distribution of amounts otherwise payable in the year in which the conversion election is made. Share Units credited to a Participant’s Share Unit Account under Section 4.6 as a result of dividends paid on Shares will be distributed at the same time and in the same form as the underlying Share Units, as applicable, to which such dividends relate to.

7.5 Distribution of Matching Share Units. Matching Share Units shall be distributed at the same time and in the same form as the underlying Share Units. However, to the extent that MSUs relate to Share Units that are distributed pursuant to a Short-Term Payout election under Section 6.1 prior to the date such MSUs become vested, then such MSUs shall be distributed within 90 days after the Participant becomes vested in such MSUs.

7.6 Distribution of Discretionary Contributions. Discretionary Contributions credited to a Participant’s Discretionary Contributions Account shall be distributed in accordance with the Retirement Election on file with respect to such Participant’s Deferral Account. If there is no such election, then distribution shall be made in a lump sum in accordance with Section 7.2.

7.7 Valuation of Benefits. If a Participant’s Benefit is being distributed in a lump sum, the Benefit will be valued as of the first day of the month during which distributions are scheduled to commence. If a Participant’s Benefit is being distributed in installments, the Benefit will be initially valued as of the first day of the month immediately preceding the date distributions are scheduled to commence, with subsequent valuations in accordance with the Quarterly Valuation Method or the Annual Valuation Method, as applicable.

7.8 Changes to Elections. Subject to the Subsequent Election Limitations, a Participant may change his Retirement Election to receive Benefits in any one of the allowable methods of distribution by submitting to the Committee either a new Election Form (during open enrollment) or a distribution re-election form (at any point during the Plan Year). Subject to the transition rules in Section 7.10, Election Forms completed pursuant to Section 3.2 relating to the amount of deferral for any year may not be changed.

7.9 Automatic Cash-out of Small Accounts. Notwithstanding anything in the Plan or any Election Form to the contrary, effective January 1, 2008, if, after the distribution of a Participant’s Benefits commences, the aggregate value of such Benefit (excluding his PRSU and RSU Accounts) is less than $15,500 (or such other amount not in excess of the applicable dollar amount under Code Section 402(g)(1)(B) as determined by the Committee, in its sole discretion) as of any Measurement Date, such Account shall be distributed in a lump sum within 90 days of such Measurement Date.

7.10 Transition Elections. Notwithstanding anything contained herein to the contrary:

(a)

On or before February 15, 2005, a Participant may (i) revoke an election to defer his 2005 Base Salary; (ii) revoke or change an election to defer his 2004 Annual Bonus or 2004 Long-Term Incentive Bonus payable in 2005; and (iii) revoke or change an election to defer his 2005 Annual Bonus or 2005 Long-Term Incentive Bonus payable in 2006.

(b)

During the Plan Year ending on December 31, 2006, a Participant or the Employer may change existing distribution elections under the Plan, provided that any such election shall not (i) accelerate the distribution of any amounts into 2006 or (ii) defer the distribution of amounts otherwise payable in 2006 to a subsequent year.

(c)

During the Plan Year ending on December 31, 2007, a Participant or the Employer may change existing distribution elections under the Plan, provided that any such election shall not (i) accelerate the distribution of any amounts into 2007 or (ii) defer the distribution of amounts otherwise payable in 2007 to a subsequent year.

(d)

During the Plan Year ending on December 31, 2008, a Participant or the Employer may change existing distribution elections under the Plan, provided that any such election shall not (i) accelerate the distribution of any amounts into 2008 or (ii) defer the distribution of amounts otherwise payable in 2008 to a subsequent year. Notwithstanding Section 6.1 to the contrary, any election made in accordance with the preceding sentence, with respect to bonuses payable during 2009, may specify that the bonus is to be distributed in the form of a Short-Term Payout payable between April 1 and December 31, 2009.

(e)

A Participant who is granted RSUs in May 2008 may, on or before December 31, 2008, change the existing timing and method of distribution of Shares or other property in satisfaction of such RSUs, provided that any such election shall not (i) accelerate the distribution of any amounts into 2008 or (ii) defer the distribution of amounts otherwise payable in 2008 to a subsequent year.

7.11 Key Employee Limitation. Notwithstanding any Retirement Election or other provision of the Plan to the contrary, distribution of the Benefit or any other amounts payable hereunder by reason of a Participant’s Termination of Employment or Retirement to a Participant who is a Key Employee, shall not be made before six months after such separation from service or, if earlier, the Participant’s death. At the end of such six-month period, payments that would have been payable but for the Key Employee Limitation shall be paid in a lump sum on the first day of the seventh month following the Participant’s Termination of Employment or Retirement and any remaining payments shall be made as indicated on the relevant Election Forms.

ARTICLE 8

Forfeiture

8.1 Forfeiture. Notwithstanding any other provisions of the Plan to the contrary, a Participant shall forfeit all vested and unvested Matching Share Units and Discretionary Contributions if he: (a) engages in misconduct involving dishonesty, malicious destruction of property of the Company, or the commission of a felony arising out of employment, and such misconduct results in detriment or financial loss to the Company and the termination of the Participant’s employment; (b) manages, operates, participates in, is employed by, performs consulting services for, or is otherwise connected with, any firm, person, corporation, or enterprise that is engaged in a business that is (i) the same type of business as the business engaged in by any subsidiary or division within the Company that employed the Participant prior to the date of his termination of employment and (ii) competitive with the business of such subsidiary or division; or (c) at any time improperly discloses to others any trade secrets or other confidential information, including customer lists, relating to the Company or to the business of the Company.

ARTICLE 9

Designation of Beneficiary

9.1 Beneficiary. Each Participant shall have the right, at any time, to designate a Beneficiary to receive any Benefits payable under the Plan upon his death.

9.2 Beneficiary Designation. A Participant may designate a Beneficiary by completing a Beneficiary Designation Form (whether in writing or electronic form), and returning or submitting, as applicable, such form to the Committee. A Participant shall have the right to change a Beneficiary by completing, signing (if in writing) or submitting (if in electronic form) and otherwise complying with the terms of the Beneficiary Designation Form and the Committee’s rules and procedures, as in effect from time to time. Upon the receipt by the Committee of a properly executed and/or submitted new Beneficiary Designation Form, all Beneficiary designations previously filed (including electronic submissions) shall be canceled. The Committee shall be entitled to rely on the last properly executed Beneficiary Designation Form filed (including by electronic submissions) by the Participant and accepted by the Committee prior to his death. No designation or change in designation of a Beneficiary shall be effective until received by the Committee.

9.3 No Beneficiary Designation. If a Participant fails to designate a Beneficiary as provided in Sections 9.1 and 9.2 or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant’s Benefits, the Participant’s surviving spouse or Domestic Partner, if any, shall be deemed the designated Beneficiary. If the Participant has no surviving spouse or Domestic Partner, the Benefits remaining to be paid to a Beneficiary shall be paid to the executor or personal representative of the Participant’s estate.

9.4 Discharge of Obligation. The payment of Benefits to a Beneficiary shall fully and completely discharge all Employers and the Committee from all further obligations under the Plan with respect to the Participant.

ARTICLE 10

Leave of Absence

10.1 Paid Leave of Absence. A Participant who is authorized by his Employer to take a paid leave of absence shall continue to be considered employed by the Employer, and the Annual Deferral Amount shall continue to be withheld during such paid leave of absence in accordance with Section 3.3.

10.2 Unpaid Leave of Absence. Any Participant who is authorized by his Employer to take an unpaid leave of absence shall continue to be considered employed by the Employer and shall be excused from making deferrals until the earlier of the date the leave of absence expires or the Participant returns to a paid employment status. Upon such expiration or return, deferrals shall resume for the remaining portion of the Plan Year in which the expiration or return occurs, based on the deferral election, if any, made for that Plan Year. If no election was made for that Plan Year, no deferral shall be withheld. In accordance with Section 409A, if the period of leave exceeds six months and the Participant’s right to reemployment is not provided either by statute or contract, the Participant shall be deemed to have Terminated Employment on the first day of the month following such six-month period.

10.3 Leave of Absence Exceeding Six Months. Notwithstanding Sections 10.1 and 10.2 to the contrary, if a leave of absence (whether paid or unpaid) exceeds six months and the Participant’s right to reemployment is not provided by law or contract, the Participant shall be deemed to have Terminated Employment on the first day of the month following such six-month period and distribution of his Benefits shall commence in accordance with Articles 6 and 7.

ARTICLE 11

Termination, Amendment and Modification

11.1 Termination. The Company intends to continue the Plan indefinitely. However, the Company, by action of its Board or a duly authorized committee thereof in accordance with its by-laws, reserves the right to terminate the Plan at any time and accelerate the distribution of Benefits, subject to the limitations on plan termination imposed by Section 409A. However, no such termination shall deprive any Participant or Beneficiary of any right accrued under the Plan prior to the date of termination. Notwithstanding any other provision of the Plan to the contrary, a Participant’s entire Benefit shall be distributed to the Participant (or Beneficiary) following termination of the Plan in such form and on the earliest date permitted under Section 409A.

11.2 Amendment. The Company may, at any time, amend or modify the Plan in whole or in part by action of its Board, a committee thereof, or the Committee, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the New York Stock Exchange or the Toronto Stock Exchange, if any, that require the approval of shareholders or any governmental or regulatory body. The Company may make amendments to the Plan without seeking shareholder approval except for any amendment that:

(i)	increases the number of Shares reserved for issuance under the Plan, including an increase to a fixed number of Shares or a change from a fixed number of Shares to a fixed maximum percentage;

(ii)	increases the maximum number of Shares which may be credited to a Participant’s Share Unit Account under the Plan;

(iii)	results in the crediting of Share Units to a Participant’s Share Unit Account at a price lower than the Fair Market Value of a Share for the day before the deferral or exchange, as the case may be;

(iv)	amends the provisions of Sections 3.10 or 4.7;

(v)	extends eligibility to participate in the Plan to non-Employees;

(vi)	changes the rights attaching to the Shares; or

(vii)	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Notwithstanding the above, no amendment or modification may operate to (a) decrease the value of a Participant’s Account balance computed as of the date the amendment or modification is approved, or (b) effect the timing of the distribution of an Account balance that is scheduled to commence on or before such date in a manner that violates Section 409A.

11.3 Effect of Benefit Payment. The full payment of a Participant’s Benefit shall completely discharge all obligations to the Participant and his designated Beneficiaries under the Plan.

ARTICLE 12

Administration

12.1 Committee Duties. The Plan shall be administered by a Committee, which shall consist of the Board or such committee, as the Board shall appoint. Members of the Committee may be Participants. The Committee shall have the discretion and authority to (i) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of the Plan and (ii) decide or resolve any and all questions involving the interpretation of the Plan. Any individual serving on the Committee who is a Participant shall not vote or act on any matter relating solely to him. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant or the Company.

12.2 Agents. In the administration of the Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and reference herein to “Committee” shall, to the extent applicable, refer to such agent. The Committee may from time to time consult with counsel who may be counsel to any Employer.

12.3 Binding Effect of Decisions. The decision or action of the Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

12.4 Indemnity of Committee. All Employers shall indemnify and hold harmless the members of the Committee, and any Employee to whom the duties of the Committee may be delegated, against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Plan, except in the case of willful misconduct by the Committee or any of its members or any such Employee.

12.5 Employer Information. To enable the Committee to perform its functions, each Employer shall supply full and timely information to the Committee on all matters relating to the compensation of its Participants, the date and circumstances of the Retirement, Disability, death or Termination of Employment of its Participants, and such other pertinent information as the Committee may reasonably require.

ARTICLE 13

Other Benefits and Agreements

13.1 Coordination with Other Benefits. Benefits provided for a Participant or Participant’s Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for employees of the Participant’s Employer. The

Plan shall supplement and shall not supersede, modify or amend any other such plan or program, except as may otherwise be provided.

ARTICLE 14

Claims Procedures

14.1 Presentation of Claim. Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to as a “Claimant”) may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within 60 days after such notice was received by the Claimant. All other claims must be made within 180 days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the Claimant.

14.2 Notification of Decision. The Committee shall consider a Claimant’s claim and make a final decision within 60 days of receipt of such claim based on all comments, documents, records, and other information submitted. This period may be extended by an additional 60 days for matters beyond the control of the Plan. The Committee shall notify the Claimant via electronic means or in writing that (a) the Claimant’s requested determination has been made and that the claim has been allowed in full or (b) the Committee has reached a conclusion contrary, in whole or in part, to the Claimant’s requested determination. If any part of the claim is denied, such notice must set forth in a manner calculated to be understood by the Claimant (i) the specific reasons for the denial of the claim, or any part thereof, (ii) specific references to pertinent provisions of the Plan upon which such denial was based, (iii) a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary, and (iv) an explanation of the claim review procedures set forth in Sections 14.3 and 14.4.

14.3 Review of Denied Claim. Within 75 days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant’s duly authorized representative) may file with a committee designated by the Board to determine such appeals (the “Appeals Committee”) a written request for a review of the denial of the claim. On receipt of such an appeal, a Claimant (or the Claimant’s duly authorized representative) will be given the opportunity to review and receive copies of any documents pertinent to the claim. Not later than 30 days after the review procedure commences, a Claimant (or the Claimant’s duly authorized representative) may request a hearing with the Appeals Committee, which the Appeals Committee, in its sole discretion, may grant.

14.4 Decision on Review. The Appeals Committee will render a final decision within 60 days of receipt of the appeal, unless special circumstances require an extension of time to 120 days. The Appeals Committee will base its decision on all relevant information submitted by a Claimant (or the Claimant’s duly authorized representative) without regard to whether such information was previously submitted or considered. Such decision shall be written in a manner calculated to be understood by the Claimant, and it shall contain (i) specific reasons for the decision, (ii) specific references to the pertinent Plan provisions upon which the decision was based, and (iii) such other matters as the Appeals Committee deems relevant, including a statement of the Claimant’s right to bring an action under ERISA Section 502(a) with respect to an adverse determination after final review of the claim.

14.5 Legal Action. A Claimant’s compliance with the foregoing provisions of this Article 14 is a mandatory prerequisite to a Claimant’s right to commence any legal action with respect to any claim for Benefits under this Plan.

ARTICLE 15

Trust

15.1 Establishment of the Trust. The Company shall establish the Trust, and each Employer shall transfer to the Trust such assets at such times as the Employer determines in its sole discretion.

15.2 Interrelationship of the Plan and the Trust. The provisions of the Plan shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust shall govern the rights of the Employers and the creditors of the Employers to the assets transferred to the Trust. Each Employer shall at all times remain liable to carry out its obligations under the Plan.

15.3 Distributions from the Trust. Each Employer’s obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Employer’s obligations under the Plan.

15.4 Investment of Trust Assets. The trustee of the Trust shall be authorized, upon written instructions received from the Committee or an investment manager appointed by the Committee, to invest and reinvest the assets of the Trust in accordance with the applicable Trust Agreement, including the disposition of stock and reinvestment of the proceeds in one or more investment vehicles designated by the Committee.

ARTICLE 16

Miscellaneous

16.1 Status of Plan. The Plan is intended (i) to be a plan that is not qualified within the meaning of Code Section 401(a) and is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1), and (ii) to comply with Section 409A. The Plan shall be administered and interpreted to the extent possible in a manner consistent with such intent.

16.2 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. For purposes of the payment of Benefits under this Plan, any and all of an Employer’s assets shall be, and remain, the general, unpledged unrestricted assets of the

Employer. An Employer’s obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money or distribute Shares, as the case may be, in the future.

16.3 Employer’s Liability. An Employer’s liability for the payment of Benefits shall be defined only by the Plan and related forms. An Employer shall have no obligation to a Participant or Beneficiary under the Plan except as expressly provided in the Plan and related forms. While the Company will do everything reasonable to ensure the requirements of Section 409A are complied with, the Company will not have any liability to any Participant or Beneficiary if it is subsequently determined that a provision of the Plan or payment of Benefits does not comply with Section 409A.

16.4 Nonassignability. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. Subject to Section 16.5, no part of the amounts payable shall, prior to actual payment, be (i) subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, (ii) transferable by operation of law in the event of a Participant’s or any other person’s bankruptcy or insolvency, or (iii) transferable to a spouse or Domestic Partner as a result of a property settlement or otherwise.

16.5 Domestic Relations Order. Notwithstanding Section 16.4, all or a portion of a Participant’s Account balance may be paid to another person to the extent necessary to comply with a domestic relations order that the Company determines satisfies the requirements of a “Domestic Relations Order” as defined in Code Section 414(p)(1)(B). The Committee may adopt procedures for the review and processing of any domestic relations order, which procedures may include default rules to apply to the time and form of distribution of amounts payable pursuant to such domestic relations order. Any such procedures shall be considered a part of the Plan.

16.6 Not a Contract of Employment. The terms and conditions of the Plan shall not be deemed to constitute a contract of employment between any Employer and a Participant. Nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of any Employer as an Employee, or to interfere with the right of any Employer to discipline or discharge the Participant at any time.

16.7 Furnishing Information. A Participant or his Beneficiary will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of Benefits hereunder, including, but not limited to, taking such physical examinations as the Committee may deem necessary.

16.8 Terms. Whenever any words are used herein in the masculine, they shall be constructed as though they were in the feminine in all cases where they would apply, and whenever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases when they would so apply.

16.9 Captions. The captions of the articles, sections and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

16.10 Notice. Any notice or filing required or permitted to be given to the Committee under this Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Thomson Reuters Holdings Inc.

Deferred Compensation Plan Committee

Metro Center

One Station Place

Stamford, Connecticut 06902

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Participant.

16.11 Successors. The provisions of the Plan shall bind and inure to the benefit of the Participant’s Employer and its successors and assigns and the Participant and the Participant’s Beneficiaries.

16.12 Incompetent. If the Committee determines in its discretion that a Benefit is to be paid to a minor, a person declared incompetent or a person incapable of handling the disposition of that person’s property, the Committee may direct payment of such Benefit to the guardian, legal representative or person having the care and custody of such minor, incompetent or incapable person. The Committee may require proof of minority, incompetence, incapacity, or guardianship, as it may deem appropriate prior to distribution of the Benefit. Any payment of a Benefit shall be a payment for the account of the Participant and the Participant’s Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such payment amount.

16.13 Distribution in the Event of Taxation. If the Internal Revenue Service or a court of competent jurisdiction determines that Plan Benefits are includible in the gross income of a Participant under Section 409A prior to actual receipt of the Benefits, the Company shall immediately cause to be distributed to the Participant the Benefits found to be so includible.

16.14 Insurance. The Company, on its behalf or on behalf of the trustee of the Trust, and, in its sole discretion, may apply for and procure insurance on the life of any Participant, in such amounts and in such forms as the trustee may choose. The Company or the trustee of the Trust, as the case may be, shall be the sole owner and beneficiary of any such insurance. Any such Participant shall have no interest whatsoever in any such policy or policies, and at the request of the Company shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Company has applied for insurance.

16.15 Legal Fees to Enforce Rights after Change in Control. The Company and each Employer is aware that upon the occurrence of a Change in Control, the Board or the board of directors of a Participant’s Employer (which might then be composed of new members) or a shareholder of the Company or the Participant’s Employer, or of any successor corporation might then cause or attempt to cause the Company, the Participant’s Employer or such successor to refuse to comply with its obligations under the Plan and may cause or attempt to cause the Company or the Participant’s Employer to institute, or may institute, litigation seeking to deny Participants the Benefits intended under the Plan. Accordingly, if following a Change in Control, it should appear to any Participant that the Company, the Participant’s Employer or any successor corporation has failed to comply with any of its obligations under the Plan or any agreement thereunder or, if the Company, such Employer or any other person takes any action to declare the Plan void or unenforceable or institute any litigation or other legal action designed to deny, diminish or to recover from any Participant the Benefits intended to be provided, then the Company and the Participant’s Employer irrevocably authorize such Participant to retain counsel of his choice at the expense of the Company and the Participant’s Employer (who shall be jointly and severally liable) to represent such Participant in connection with the initiation or defense of any litigation or other legal action, whether by or against the Company, the Participant’s Company or any director, officer, shareholder or other person affiliated with the Company, the Participant’s Company or any successor thereto in any jurisdiction; provided, however, that the Participant submit a request for reimbursement no later than 30 days following the end of the calendar year in which the expenses are incurred, in which case reimbursement shall be made, subject to the Key Employee Limitation, by the Company and/or the Participant’s Employer within 45 days after the submission of such request.

16.16 Inability To Locate A Participant. It is the responsibility of a Participant to apprise the Committee of any change in his or her address or the address of any Beneficiary. In the event that the Committee is unable to locate a Participant or Beneficiary within two years of a Distribution Event, the Participant’s Account shall be forfeited and amounts returned to the Company and neither the Participant or any Beneficiary shall have a claim to such Benefits.

16.17 Validity. If any provision of the Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, and the Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

16.18 Governing Law. Subject to ERISA and the Code, the provisions of the Plan shall be construed and interpreted according to the laws of the State of Connecticut without regard to its conflicts of law principles.

Addendum to the 2005 Component of the

Thomson Reuters Deferred Compensation Plan

Effective January 1, 2020

This Addendum to the 2005 Component of the Thomson Reuters Deferred Compensation Plan effective January 1, 2020 (the “Addendum”) applies only to Participants who are subject to taxation under the Income Tax Act (Canada) (each, a “Canadian Participant”). The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions set forth in the Plan except as set forth below. Capitalized terms not otherwise defined in this Addendum shall have the same meaning ascribed to such terms under the Plan.

1.	Section 3.1 is deleted and replaced with the following:

“Each Plan Year a Canadian Participant may elect, in accordance with Section 3.2, to defer his Base Salary, Annual Bonus and/or Long-Term Bonuses awarded in the form of PRSUs in any amount up to the maximum percentages of such Salary or Bonus as shall be determined for each Canadian Participant by the Committee in its sole discretion. Except as otherwise provided herein, any such election shall be irrevocable.”

2.	Section 3.2 is deleted and replaced with the following:

“Each Plan Year a Canadian Participant may make a deferral election, by timely delivering an Election Form to the Committee, in accordance with its rules and procedures, before the end of the Plan Year preceding the Plan Year for which the election is made. Elections to defer performance-based Annual Bonuses and Long-Term Bonuses awarded in the form of PRSUs must be made prior to the beginning of the last calendar year in the applicable performance cycle. If no such election is timely delivered for a Plan Year, the Annual Deferral Amount shall be zero for that Plan Year. Such annual Election Form shall indicate the time at which amounts deferred during the such Plan Year are to be distributed in the form of Shares (i.e., at Retirement/Termination of Employment or in a Short-Term Payout pursuant to Section 6.1). Subject to the Subsequent Election Limitations, such election shall govern the distribution of Shares in respect of deferred amounts.”

3.	Section 3.4 (including Section 3.4.1, 3.4.2, 3.4.3, 3.4.4 and 3.4.5) is deleted in its entirety.

A Canadian Participant is not permitted to allocate his Deferral Account to any Measurement Fund. A Canadian Participant is only permitted to convert the Annual Deferral Amount into Share Units in accordance Section 4.1.

4.	Section 3.5 is deleted in its entirety.

5.	Section 3.6 is deleted and replaced with the following:

“Subject to Section 3.2, any Canadian Participant who is subject to the Share Ownership Guidelines or who is authorized by the Committee may elect to defer into his PRSU Account all or any portion of any Long-Term Bonus awarded in the form of PRSUs as of the date such PRSUs are otherwise payable. PRSUs credited to a Canadian Participant’s PRSU Account will not be counted for purposes of determining Matching Share Units. A Canadian Participant for whom a PRSU Account is maintained shall have no rights as a stockholder with respect to any PRSUs until such PRSUs are converted to Shares and distributed to the Canadian Participant. If and when dividends are paid on Shares, additional PRSUs will be automatically granted to each Canadian Participant who holds PRSUs in his PRSU Account on the record date for such dividends. The number of PRSUs (rounded down to the nearest whole PRSU) to be credited to the Canadian Participant’s PRSU Account shall be equal to the number obtained by dividing (i) the aggregate amount of dividends that would be payable on the number of Shares equal to the number of PRSUs credited to each such Account as of the appropriate dividend record date by (ii) the Fair Market Value of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2.”

6.	A new sentence is added at the end of Section 3.9 to read as follows:

“Notwithstanding the foregoing sentence to the contrary, neither the Employer nor the trustee of the Trust shall reduce the number of Shares payable to a Canadian Participant under the Plan for purposes of withholding federal, state and local income, employment and other taxes without the Participant’s prior consent.”

7.	Section 4.1 is deleted and replaced with the following:

“A Canadian Participant’s Annual Deferral Amount shall automatically be converted to Share Units, which Share Units shall be credited to a Share Unit Account established in the name of the Canadian Participant.”

8.	Section 4.2 is deleted and replaced with the following:

“The number of Share Units (rounded down to the nearest whole Share Unit) to be credited to a Canadian Participant’s Share Unit Account shall be determined on the basis of the Fair Market Value of a Share on the day before the date specified in Section 3.3.”

9.	Section 4.3 is deleted and replaced with the following:

“Each Canadian Participant’s Matching Share Unit Account shall be credited with the number of Matching Share Units (“MSUs”) (rounded down to the nearest whole Matching Share Unit) equal to ten percent of the number of Share Units (not including Share Units attributable to dividends) credited to each such Canadian Participant’s Share Unit Account pursuant to Section 4.1.”

10.	Section 4.6 is deleted and replaced with the following:

“If and when dividends are paid on Shares, additional Share Units will be automatically granted to each Canadian Participant who holds Share Units in his Share Unit Account on the record date for such dividends. The number of Share Units (rounded down to the nearest whole PRSU) to be credited to the Canadian Participant’s Share Unit Account shall be equal to the number obtained by dividing (i) the aggregate amount of dividends that would be payable on the number of Shares equal to the number of Share Units credited to each such Account as of the appropriate dividend record date by (ii) the Fair Market Value of one Share on the dividend payment date, computed in the same manner as specified in Section 4.2. The Matching Share Units are not credited with dividends.”

11.	Section 4.9 is deleted and replaced with the following:

“No fractional units shall be credited in the Canadian Participant’s Share Unit Account or Matching Share Unit Account.”

12.	A new sentence is added at the end of Section 5.1 to read as follows:

“Discretionary Contributions allocated to Canadian Participants shall be automatically converted into Share Units and the number of Share Units (rounded down to the nearest whole number of Share Units) to be credited to the Canadian Participant’s Discretionary Contributions Account shall be computed in the same manner as specified in Section 4.2.”

13.	Section 6.1 is amended by deleting the second sentence and inserting the following sentence in place thereof:

“The Short-Term Payout shall be a lump sum payment of Shares in settlement of the Share Units allocated to the Annual Deferral Amount.”

14.	Section 6.2 is deleted in its entirety.

15.	Section 6.4 is deleted in its entirety. Canadian Participants are not eligible for distributions on account of Unforeseeable Emergency.

16.	Section 7.9 is deleted in its entirety.

17.	A Canadian Participant shall not receive distributions of Shares pursuant to the Plan from the Trust referenced in Article 15 of the Plan.

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